      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1999


                                                      REGISTRATION NO. 333-77963

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                          BIGSTAR ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

             DELAWARE                              5735                            13-399-5258
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                           -------------------------
                                19 FULTON STREET
                                   5TH FLOOR
                            NEW YORK, NEW YORK 10038
                                 (212) 981-6300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------
                               DAVID FRIEDENSOHN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         19 FULTON STREET -- 5TH FLOOR
                            NEW YORK, NEW YORK 10038
                                 (212) 981-6300
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                  AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                           -------------------------

                  PLEASE SEND A COPY OF ALL COMMUNICATIONS TO:


               RUBI FINKELSTEIN, ESQ.                             MICHAEL R. LITTENBERG, ESQ.
              RICHARD D. HARROCH, ESQ.                              SCHULTE ROTH & ZABEL LLP
         ORRICK, HERRINGTON & SUTCLIFFE LLP                             900 THIRD AVENUE
                  666 FIFTH AVENUE                                  NEW YORK, NEW YORK 10022
              NEW YORK, NEW YORK 10103                                   (212) 756-2000
                   (212) 506-5380                                     (212) 593-3955 (FAX)
                (212) 506-5151 (FAX)


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                           -------------------------


                        CALCULATION OF REGISTRATION FEE



------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED
TITLE OF EACH CLASS OF                                          MAXIMUM AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED                                     OFFERING PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share.....................       $49,910,000              $13,875(2)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.



(2) $12,788 of the registration fee was previously paid. The balance of $1,087 is being paid with this filing.

                     -------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. BIGSTAR MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                     SUBJECT TO COMPLETION -- JULY 7, 1999


PROSPECTUS
--------------------------------------------------------------------------------


                                3,100,000 Shares

BIGSTAR.COM LOGO
                          BIGSTAR ENTERTAINMENT, INC.

                                  Common Stock

--------------------------------------------------------------------------------


BigStar Entertainment, Inc. is offering 3,100,000 shares of its common stock in an initial public offering. Prior to this offering, there has been no public market for BigStar's common stock.


BigStar is an online filmed entertainment superstore that sells filmed entertainment products in all popular formats.


It is anticipated that the public offering price will be between $12.00 and $14.00 per share. Application has been made for quotation of the common stock in the Nasdaq National Market under the symbol "BGST".



                                                         Per Share          Total
     Public offering price............................. $              $
     Underwriting discounts and commissions............ $              $
     Proceeds, before expenses, to BigStar............. $              $



SEE "RISK FACTORS" ON PAGES 8 TO 15 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE


INVESTING IN THE SHARES OF BIGSTAR.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


The underwriters may purchase up to 465,000 additional shares from BigStar at the public offering price, less underwriting discounts and commissions. Delivery
and payment for the shares will be on             , 1999.


PRUDENTIAL SECURITIES

                        WASSERSTEIN PERELLA SECURITIES, INC.







                                              FIRST SECURITY VAN KASPER

             , 1999

     The inside front cover contains the following:



     Pictures of the BigStar.com, abcBigStar.com, BigStarDVD.com and Astrophile.com web sites that show search functions and featured filmed entertainment products, as well as bullet points that indicate the markets targeted and information offered by each of the web sites. In addition, logos of some of BigStar's marketing partners are on the page.



     The inside back cover contains the following:



     Photos of people representing customers and potential customers. A diagram shows how BigStar Direct Email software reaches customers and potential customers through the use of personalized e-mail newsletters, e-mail announcements and e-mail promotions.

                               TABLE OF CONTENTS


                                    PAGE
                                    ----
Prospectus Summary................    4
Risk Factors......................    8
Forward-Looking Statements........   15
Use of Proceeds...................   16
Dividend Policy...................   16
Dilution..........................   17
Capitalization....................   18
Selected Financial Data...........   19
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......   20
Business..........................   26



                                    PAGE
                                    ----
Management........................   37
Certain Related Transactions......   44
Principal Stockholders............   45
Description of Capital Stock......   47
Shares Eligible for Future Sale...   49
Underwriting......................   51
Legal Matters.....................   53
Experts...........................   53
Where You Can Find More
  Information.....................   53
Index to Financial Statements.....  F-1


--------------------------------------------------------------------------------


     This prospectus also includes trade names and trademarks of other companies. Use or display by BigStar of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of BigStar by, the trade name or trademark owners.

--------------------------------------------------------------------------------


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that investors should consider before investing in our common stock. Investors should read the entire prospectus carefully.



                                    BIGSTAR



     We are the leading online filmed entertainment superstore, based on customer traffic to our web sites. BigStar sells videos, digital video discs, or DVDs, and laserdiscs. Through our web sites, customers have the convenience of shopping 24 hours a day, seven days a week. According to Media Metrix, we had 1,106,000 unique visitors to our web sites in May 1999, up from 67,000 in September 1998. Based on this information, our web sites were the most trafficked filmed entertainment shopping sites during May 1999. We were formed in March 1998 and, accordingly, face challenges usually encountered by early stage companies.



     We have four web sites that target purchasers of filmed entertainment products. Our main web site, BigStar.com, offers approximately 34,000 filmed entertainment products, including feature films and educational, health and fitness and instructional videos. Our other web sites are abcBigStar.com, which targets the children's filmed entertainment market, BigStarDVD.com, which focuses on DVD enthusiasts, and Astrophile.com, a content-only web site designed to attract customers to our product web sites.



     Among other marketing techniques, BigStar uses direct e-mail to attract new customers and increase purchases by existing customers. Our recently developed BigStar Direct(TM) Email software allows us to customize promotions to individuals based upon pages an individual views on our web sites, demographic information, indicated preferences and purchasing habits. Based on our preliminary use of this software, we believe that it will enhance the effectiveness of our e-mail promotions. At July 1, 1999, we had a database of more than 630,000 e-mail addresses of current and prospective customers.


                               MARKET OPPORTUNITY


     The Internet is emerging as a significant medium for commerce. In addition, over the last several years, consumer video spending habits have shifted from renting videos to purchasing them due to falling prices and broader distribution. Paul Kagan Associates estimates that annual retail sales of videos and DVDs in the United States will increase to $12.8 billion in 2003, up from $9.1 billion in 1998. We believe that as commerce on the Internet increases, online sales of filmed entertainment will also increase. We cannot assure you that our sales will increase proportionately with the market.

                                 OUR ADVANTAGES


     Web-based retailers of filmed entertainment products face challenges in promoting and sustaining online sales. These challenges include competition from online and traditional retailers and attracting and retaining customers. We believe we are well-positioned to meet these challenges because of the following key strengths:



     - relationships with wholesalers that allow us to offer filmed entertainment products without the risks associated with carrying inventory;



     - BigStar Direct(TM) Email software developed by us, which is designed to increase sales through one-to-one marketing;



     - software developed by us that integrates different sources of editorial content into our web sites; and



     - a management team experienced in electronic commerce and Internet marketing.



To date, we have not achieved profitability. We expect to continue to incur significant operating losses and net losses for at least the next several years.


                                  OUR STRATEGY


     Our objective is to be the leading online filmed entertainment superstore. We intend to attain our objective through the following strategies:



     - continue to grow our customer base through advertising campaigns, strategic marketing relationships and our affiliate partner networks;



     - continue to use targeted direct e-mail marketing;



     - provide a superior shopping experience;



     - continue to improve our technology; and



     - pursue additional revenue opportunities.


                                  OUR OFFICES


     Our principal executive offices are located at 19 Fulton Street, 5th Floor, New York, New York 10038 and our telephone number is (212) 981-6300. Our Internet address is www.BigStar.com. Information contained in our web sites is not part of this prospectus.

                                  THE OFFERING


Shares offered by BigStar................       3,100,000 shares



Total shares outstanding after this
offering.................................       9,142,312 shares



Use of proceeds..........................      To (1) increase marketing,
                                               advertising and promotional
                                               spending, (2) upgrade computer
                                               systems and develop additional
                                               software programs, (3) hire
                                               additional marketing, technical
                                               and production personnel and (4)
                                               fund operating losses and general
                                               corporate purposes. A portion of
                                               the proceeds also may be used for
                                               possible future strategic
                                               alliances and acquisitions.


Proposed Nasdaq National Market symbol...       BGST


Unless otherwise stated, information throughout this prospectus assumes:



     - the underwriters' over-allotment is not exercised;



     - the effectiveness of a .485-for-one reverse stock split of common stock;



     and excludes as of July 6, 1999:



         - 1,450,490 shares subject to outstanding options with a weighted average exercise price of $3.21 per share;



         - 902,286 shares subject to outstanding warrants with a weighted average exercise price of $4.81 per share;



         - 300,000 shares reserved for issuance under our employee stock purchase plan; and



         - 489,510 shares reserved for issuance under our stock option and incentive plans.


                                  RISK FACTORS


     Investors should consider the risk factors before investing in BigStar's common stock and the impact from various events which could adversely affect our business.

                             SUMMARY FINANCIAL DATA


                                          MARCH 2, 1998    MARCH 2, 1998
                                           (INCEPTION)      (INCEPTION)      THREE MONTHS
                                                TO               TO             ENDED
                                           DECEMBER 31,      MARCH 31,        MARCH 31,
                                               1998             1998             1999
                                          --------------   --------------   --------------
                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................    $      789       $      --         $ 1,454
  Cost of sales.........................           714              --           1,254
                                            ----------       ---------         -------
  Gross profit..........................            75              --             200
  Operating expenses:
     Sales and marketing................         1,467              --           1,726
     General and administrative.........           886              13             675
     Web site and software
       development......................           970              15             782
                                            ----------       ---------         -------
  Total operating expenses..............         3,323              28           3,183
                                            ----------       ---------         -------
  Loss from operations..................        (3,248)            (28)         (2,983)
  Interest income, net..................             7              --              17
                                            ----------       ---------         -------
  Net loss..............................    $   (3,241)      $     (28)        $(2,966)
                                            ==========       =========         =======
  Basic and diluted net loss per
     share..............................    $    (1.25)      $   (0.01)        $ (0.77)
  Shares used in computing basic and
     diluted net loss per share.........     2,602,784       2,077,167       3,863,606



     The following table provides a summary of our balance sheet at March 31, 1999:



     - on an actual basis;



     - on a pro forma basis to reflect the sale of 1,394,777 shares of common stock in April 1999 for total net proceeds of $6,509,000; and



     - on a pro forma as adjusted basis to reflect (1) the sale of 1,394,777 shares of common stock in April 1999 for total net proceeds of $6,509,000 and (2) receipt of the estimated net proceeds from our sale of common stock in this offering, at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. See also "Use of Proceeds" and "Capitalization."



                                                              AT MARCH 31,
                                                                  1999
                                                   ----------------------------------
                                                                          PRO FORMA,
                                                   ACTUAL    PRO FORMA    AS ADJUSTED
                                                   ------    ---------    -----------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents......................  $2,809     $ 9,318       $45,797
  Working capital................................     794       7,303        43,782
  Total assets...................................   4,094      10,603        47,082
  Total long-term debt...........................       8           8             8
  Total debt.....................................      10          10            10
  Total stockholders' equity.....................   1,546       8,055        44,534

                                  RISK FACTORS


     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of common stock of BigStar. Each of these risk factors could adversely affect our business, operating results and financial condition, which could adversely in turn affect the value of an investment in our common stock. This investment involves a high degree of risk.


     BECAUSE WE HAVE A LIMITED OPERATING HISTORY, WE WILL FACE DIFFICULTIES TYPICALLY ENCOUNTERED BY DEVELOPMENT STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS. We commenced operations in March 1998. An investor purchasing our common stock must therefore consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, such as online commerce. These risks include our ability to:

     - continue to expand our customer base;

     - generate repeat business from existing customers;

     - respond to changes in a rapidly evolving and unpredictable business environment;

     - successfully compete against other companies that sell our products;

     - maintain current and develop new strategic relationships;

     - manage growth;

     - continue to develop and upgrade our technology; and

     - attract, retain and motivate qualified personnel.


     WE LACK SIGNIFICANT REVENUES AND EXPECT SIGNIFICANT CONTINUING LOSSES, WHICH COULD DECREASE THE VALUE OF YOUR SHARES. We have not achieved profitability and expect to continue to incur significant operating losses and net losses for at least the next several years. As of March 31, 1999, our accumulated deficit was approximately $6.2 million. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     We expect that our operating expenses will increase substantially as we continue to expand our business. As a result, we will need to generate significantly more revenues to achieve profitability. We may not be able to do so. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be reduced accordingly, our business, operating results and financial condition may be materially harmed.


     OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH OF ONLINE COMMERCE. If online commerce does not continue to grow or grows more slowly than expected, our business will be materially harmed. A number of factors could slow the growth of online commerce, including the following:


     - the network infrastructure required to support a substantially larger volume of transactions may not be developed;

     - government regulation may increase;

     - telecommunications capacity problems may result in slower response times; and

     - consumers may have concerns about the security of online commerce transactions.


     WE COMPETE WITH OTHER ONLINE RETAILERS AND TRADITIONAL FILMED ENTERTAINMENT RETAILERS WHO MAY BE MORE SUCCESSFUL THAN WE ARE IN ATTRACTING AND RETAINING CUSTOMERS. The retail filmed entertainment industry is intensely competitive. In addition, the online commerce market for retail filmed entertainment sales is new, rapidly evolving and competitive. We expect that online competition will further intensify since a competitor can launch a new site at relatively low cost. If we are unable to successfully compete against other retailers of filmed entertainment products, our business, operating results and financial condition would be materially harmed.


     Price competition in our industry also is intense, and price is one of the principal factors on which consumers base their purchasing decisions. Price competition may reduce our gross margins, which could materially harm our business, operating results and financial condition. Some of our competitors use aggressive pricing policies to build market share. Some also have adopted business models that include selling filmed entertainment products for less than their product cost and not charging customers for shipping and handling. Software applications are also available that can determine which online site has the lowest price for a particular title and direct customers to our competitors' sites.



     Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, we believe some of our competitors devote substantially more resources to web site and systems development than we do.



     WE DEPEND UPON STRATEGIC MARKETING RELATIONSHIPS TO GENERATE SALES. We use strategic marketing relationships to attract new customers, and this is an important part of our growth strategy. These relationships may not generate significant numbers of new customers. Alternatively, these relationships may be successful at generating new customers, but we may not be able to maintain these customer relationships or enter into more of them. If any of these events were to occur, it could materially harm our business, operating results and financial condition. See "Business -- Marketing and Promotion of our Online Filmed Entertainment Superstore -- Strategic Marketing Relationships" for a discussion of these relationships.



     OUR RELIANCE ON E-MAIL MARKETING COULD LEAVE US VULNERABLE IF CONSUMERS REJECT THIS MARKETING TECHNIQUE OR ADDITIONAL GOVERNMENTAL REGULATION
ARISES. E-mail marketing is a significant part of our growth strategy. If the acceptance or use of e-mail marketing is limited by consumer fear of e-mail computer viruses or additional government regulation, it could harm our business.



     To date, Congress has not enacted any legislation regulating commercial e-mail, but a number of bills are pending. One proposed law would prohibit online operators from sending most unsolicited commercial e-mail where the operators have no existing or personal relationship with the recipient and the e-mail is not sent at the request of or with the express consent of the recipient. Another proposed law would require operators of web sites and online services to disclose to users the personal information the operators have collected and the personal information that it may share with other firms. It would further require operators to provide simple processes for users to provide or withhold consent to the operators' dissemination of the information.

     In the absence of federal legislation, several states have passed laws limiting the use of e-mail marketing. Other states have begun to consider placing restrictions on e-mail marketing. If Congress or additional states pass legislation restricting commercial uses of e-mail, it could harm our ability to communicate with existing customers and attract new customers. Our sales growth could be affected, which could materially harm our business, operating results and financial condition.


     OUR RAPID GROWTH IS PLACING A SIGNIFICANT STRAIN ON OUR RESOURCES. We anticipate continued rapid expansion of our operations. If we are unable to manage our growth effectively, our business could be materially harmed. Our rapid expansion has placed a significant strain on our ability to manage our growth, including our ability to monitor operations, bill customers, control costs and maintain effective quality controls. Our anticipated future expansion will increase this strain.

     Our senior management team has been assembled in a very short period. These individuals have not previously worked together. The ability of our senior managers to work together effectively as a team is critical to successfully managing our growth.


     WE MUST MAINTAIN SATISFACTORY VENDOR RELATIONSHIPS TO COMPETE SUCCESSFULLY. We rely on wholesalers to fill our customers' orders. Our primary vendor of filmed entertainment products is Baker & Taylor Entertainment, from whom we obtained substantially all of our inventory in 1998 and the first quarter of 1999. We also obtain filmed entertainment products from Valley Media and Rentrak. We are dependent upon maintaining these relationships for filling our customers' orders because there are only a limited number of wholesalers who sell filmed entertainment products. If we are unable to maintain suitable relationships with vendors, we will be materially harmed.


     As we continue to grow, our wholesalers will need to satisfy our increasing product requirements on a timely basis. They also must continue to provide adequate selections of filmed entertainment titles and competitive prices. If our wholesalers are unable or unwilling to do so, it would materially harm our ability to compete, which would in turn materially harm our business, operating results and financial condition.


     WE COULD EXPERIENCE SYSTEM FAILURES THAT INTERFERE WITH CUSTOMERS' ACCESS TO OUR ONLINE SUPERSTORE. Our business depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Systems interruptions that cause our web sites to be unavailable or that reduce our ability to process transactions could materially harm our business, operating results and financial condition. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Since September 1998, we have had minor systems disruptions when visitors could not connect to our web sites and orders could not be processed. None of these disruptions lasted more than several hours and the disruptions have not had a material adverse effect on our operations. We expect further interruptions in the future. We have fully redundant systems but have not yet established a formal disaster recovery plan.



     ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS. To protect confidential information, we rely on encryption technology, which transforms information into a code designed to be unreadable by third parties. We also use authentication technology that utilizes passwords and other information to prevent unauthorized persons from accessing a customer's information. If a person circumvents our security measures, he or she could misappropriate confidential information about us or our customers or cause interruptions in our operations. Security breaches that result in access to confidential information also could damage our reputation and expose us to a risk of loss or liability. In addition, we may be required to make significant expenditures and expend considerable effort to try and protect against security breaches or remedy problems caused by these breaches.


     IF WE FAIL TO KEEP PACE WITH RAPID CHANGES INVOLVING THE INTERNET, IT COULD MATERIALLY HARM OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS. Internet technology, commercial applications and online uses are all rapidly evolving. If we do not successfully respond to rapid changes involving the Internet, our business will be materially harmed. For example, we must respond to marketplace developments in a timely and cost-effective manner. In this regard, we must continue to develop, enhance and improve the responsiveness and features of our web sites and develop new features to meet customer needs. We also must respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis, including the development of technology to sell digital filmed entertainment to consumers through systems that can accommodate delivery of video, audio, data and other services.


     WE DO NOT PUBLISH OUR OWN EDITORIAL CONTENT, WHICH MEANS WE MUST RELY ON LICENSED THIRD-PARTY CONTENT ON OUR WEB SITES. We license third-party content, including filmed entertainment reviews, news reports and features, in order to attract and retain web site users. If we are unable to obtain desirable content from our content licensors or from new licensors, it could reduce visits to our web sites, which could materially harm our business. In addition, if we are unable to obtain content at an acceptable cost, it could materially harm our ability to compete and our operating results and financial condition.


     WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. We regard our trademarks, trade secrets and similar intellectual property as important to our success. We have applied for the registration of some of our trademarks and service marks in the United States. However, our efforts to establish and protect our intellectual property rights may be inadequate to prevent misappropriation or infringement of our intellectual property rights. If we are unable to safeguard our intellectual property rights, it could materially harm our business, operating results and financial condition.



     WE MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS. We have established a network of links with numerous small online sites. Many of the sites may not have licenses for the use of the intellectual property that they display. The copyright holders of this intellectual property or their licensees may assert infringement claims against our affiliate partner sites and us because of our relationships with these sites.


     Although we believe that our use of third-party material on our web sites is permitted under current provisions of copyright law, some aspects of Internet content and commerce law are not clearly settled. We may therefore be the subject of alleged infringement claims of the trademarks and other intellectual property rights of third parties. If we become subject to these types of claims, our business could be materially harmed even if we successfully defend against the claims. It also is possible that future legal developments would prohibit us from having rights to downloadable information, sound or video.

     THE PROTECTION OF OUR DOMAIN NAMES IS UNCERTAIN BECAUSE THE REGULATION OF DOMAIN NAMES IS SUBJECT TO CHANGE. We currently hold various web domain names relating to our brand, including BigStar.com, abcBigStar.com, BigStarDVD.com and Astrophile.com. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is expected to change in the near future. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we may conduct business. If our ability to acquire or maintain domain names is limited, it could materially harm our business, operating results and financial condition.


     WE ARE SUBJECT TO GOVERNMENT REGULATION AND LEGAL LIABILITIES THAT MAY BE COSTLY AND MAY INTERFERE WITH OUR ABILITY TO CONDUCT BUSINESS. Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. These laws and regulations could expose us to compliance costs and substantial liability, which could materially harm our business, operating results and financial condition. In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws would also be likely to impose additional burdens on our business.

     In addition, some jurisdictions in the United States have objected to the sale of copyrighted materials, such as books, that are deemed pornographic and have started proceedings against online commerce companies selling these materials. Should jurisdictions object to the sale of some filmed entertainment products by us, we could be exposed to litigation that could be costly and that could materially harm our business.


     WE MAY BE SUBJECT TO LIABILITY FOR SALES AND OTHER TAXES. We do not collect sales or other similar taxes in most states, although we do so in New York, California and Illinois. Our business could be materially harmed if additional sales and similar taxes are imposed on us, or if penalties are assessed on us for past nonpayment of these taxes. Recently adopted legislation provides that, prior to October 2001, a state cannot impose sales taxes on products sold on the Internet unless these taxes could be charged on non-Internet transactions involving the products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on us. If these burdens are placed on us, our business could be materially harmed and there could be a material adverse effect on our operating results and financial condition.



     OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL. Our success is substantially dependent on the ability and experience of our senior management and other key personnel, particularly David Friedensohn, our Chief Executive Officer and Chairman of the Board, and David Levitsky, our Executive Vice President and General Manager. We have entered into an employment agreement with David Friedensohn. The agreement provides that he will be employed as the Chief Executive Officer of BigStar for an unspecified period of time. Both BigStar and Mr. Friedensohn may terminate the agreement at any time. If terminated without cause, Mr. Friedensohn will be entitled to severance pay equal to two years of his then current base salary. We have no employment contracts with any of our other senior management or key personnel.

If one or more members of our management team become unable or unwilling to continue in their present positions, our business could be materially harmed.


     We have purchased key-man life insurance in the amounts of $1,000,000 for David Friedensohn and $500,000 for David Levitsky with BigStar as the named beneficiary. The benefits received under these policies would not be sufficient to compensate BigStar for the loss of the services of Mr. Friedensohn or Mr. Levitsky should suitable replacements not be employed.



     In addition, to manage our anticipated growth, we must hire more employees. Competition for personnel, particularly those having software development and other technical expertise, is intense. If we are unable to hire additional qualified employees, our growth could be impaired.



     MANAGEMENT WILL CONTROL 34.7% OF BIGSTAR; THEIR INTERESTS MAY BE DIFFERENT FROM AND CONFLICT WITH YOURS. The interests of management could conflict with the interests of our other stockholders. Following this offering, executive officers and directors will beneficially own a total of approximately 34.7%, and 33.1% if the underwriters' over-allotment option is exercised in full, of our outstanding common stock. Accordingly, if they act together, they may have the power to control the election of directors and the approval of actions for which the approval of our stockholders is required.



     WE MAY EXPERIENCE PROBLEMS FROM COMPUTER SYSTEMS THAT ARE NOT READY ON A TIMELY BASIS TO PROCESS INFORMATION ASSOCIATED WITH THE YEAR 2000. Many existing software programs may not accurately process dates arising in the year 2000 and after because they use only two digits to identify a year and assume that the two missing digits are always "19." We cannot assure you that all of the computer systems and related products and software that are important to our business will be ready by the deadline to address the concerns arising from the year 2000 problem. If they are not ready, we may experience difficulty in properly managing our web sites and face the possibility of business interruptions, financial loss, reputational harm and legal liability. Any of these could materially harm our business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" for a more extensive discussion of year 2000 risks.


     Our business is dependent upon the operations and technology of various Internet sites, merchant acquiring banks, product wholesalers and credit card issuers, as well as other third parties. Our business, operating results and financial condition may be materially harmed if these or other third parties are not year 2000 compliant on a timely basis.

     OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS OF THIS OFFERING AND MAY NOT APPLY THEM EFFECTIVELY. Management will have significant flexibility in applying the net proceeds of this offering and may apply the proceeds in ways with which you do not agree. The failure of management to apply these funds effectively could materially harm our business. See "Use of Proceeds" for a discussion of our intended uses of the net proceeds of this offering.

     WE HAVE ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE. Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our company at a premium price or at all. These provisions:

     - permit the board of directors to increase its own size and fill the resulting vacancies;

     - provide for a staggered board;

     - authorize the issuance of preferred stock in one or more series; and

     - limit the persons who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See "Description of Capital
Stock -- Preferred Stock" and "Description of Capital Stock -- Delaware Law and Certificate of Incorporation and Bylaw Provisions" for a more detailed discussion of these anti-takeover provisions.

     OUR STOCK PRICE MAY FLUCTUATE, WHICH MAY MAKE IT DIFFICULT TO RESELL YOUR SHARES AT ATTRACTIVE PRICES. The market price of our common stock may be highly volatile. The market prices of securities of other technology-based companies, particularly Internet-related companies, currently are highly volatile. Factors that could cause volatility in our stock price include:

     - fluctuations in our quarterly operating results;

     - deviations in our results of operations from the estimates of securities analysts;

     - changes in the market valuations of other Internet companies and stock market price and volume fluctuations generally;

     - economic conditions specific to online commerce and the filmed entertainment retailing industry;

     - announcements by us or our competitors relating to new services or technologies, significant acquisitions, strategic relationships, joint ventures or capital commitments;

     - regulatory developments; and

     - additions or departures of our key personnel.


     SALES OF SHARES ELIGIBLE FOR FUTURE SALE COULD IMPAIR OUR STOCK PRICE. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. In addition, we have entered into registration rights agreements with some investors that entitle these investors to have their shares registered for sale in the public market. See "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering, including information concerning the registration rights that we have granted.



     Our officers, directors and other stockholders have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. These individuals may request that Prudential Securities consider an early release from their lock-up agreement. Prudential Securities may, at any time during the 180-day lock-up period and without notice, grant an early release for shares subject to the lock-up agreements.



     YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION. You will experience an immediate and substantial dilution of $8.13 per share in the net tangible book value per share of common stock from the initial public offering price, assuming an initial public offering price of $13.00 per share. In addition, the exercise of options and warrants currently outstanding could cause additional, substantial dilution to you. See "Dilution" for more detailed information regarding the potential dilution you may incur.



                           FORWARD-LOOKING STATEMENTS


     This prospectus includes forward-looking statements based on our current expectations, assumptions, estimates and projections about BigStar and our industry. These forward-looking statements are identified by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the "Risk Factors" section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS


     The net proceeds to BigStar from the sale of the shares of common stock in this offering are estimated to be approximately $36.5 million, or $42.1 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $13.00 per share.



     We intend to use these net proceeds as described in the following table:



                                           AMOUNT OF
                                          NET PROCEEDS    PERCENTAGE
                                          ------------    ----------
Increase marketing, advertising and
  promotional spending..................  $15,000,000         41.1%
Upgrade computer systems and develop
  additional software programs..........    4,000,000         10.9
Hire additional marketing, technical and
  production personnel..................    2,000,000          5.5
Fund operating losses and general
  corporate purposes....................   15,500,000         42.5
                                          -----------       ------
                                          $36,500,000        100.0%
                                          ===========



     A portion of the net proceeds may also be used for possible future strategic alliances and acquisitions. This would reduce the use of the net proceeds for one or more of the uses indicated in the preceding table. We presently do not have any understandings, commitments or agreements concerning these types of transactions.



     We have complete discretion over how to use the net proceeds of this offering. Our use of the net proceeds may vary substantially from that indicated in the preceding table due to unforeseen factors.


     Pending these uses, we intend to invest the net proceeds temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain all of our earnings, if any, to finance the expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock. Future cash dividends, if any, will be paid at the discretion of our board of directors. The payment of dividends will depend upon:

     - future operations;

     - earnings;

     - capital requirements and surplus;

     - our general financial condition;

     - contractual restrictions; and

     - other factors deemed relevant by our board of directors.

                                    DILUTION


     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Pro forma net tangible book value per share represents the amount of BigStar's total tangible assets less its total liabilities, divided by the number of shares of common stock issued and outstanding at March 31, 1999 after giving effect to the sale of 1,394,777 shares of common stock in April 1999 for total net proceeds of approximately $6,509,000.



     At March 31, 1999, BigStar had pro forma net tangible book value of approximately $8,055,000 or $1.33 per share of common stock. After giving effect to the sale of 3,100,000 shares of common stock offered by BigStar, at an assumed initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, BigStar's pro forma as adjusted net tangible book value, as of March 31, 1999, would have been $44,534,000 or $4.87 per share. This represents an immediate increase in net tangible book value of $3.54 per share to existing stockholders and an immediate and substantial dilution of $8.13 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price.......................           $13.00
Pro forma net tangible book value as of March 31, 1999......  $1.33
Increase attributable to new investors......................   3.54
                                                              -----
Pro forma as adjusted net tangible book value after this
  offering..................................................             4.87
                                                                       ------

Dilution to new investors...................................           $ 8.13
                                                                       ======



     Assuming the exercise in full of the underwriters' over-allotment option, the pro forma as adjusted net tangible book value of BigStar at March 31, 1999 would have been approximately $5.22 per share, representing an immediate increase in net tangible book value of $3.89 per share to BigStar's existing stockholders and an immediate and substantial dilution in net tangible book value of $7.78 per share to new investors.



     The following table summarizes, on a pro forma basis, as of March 31, 1999, the number of shares of common stock purchased from BigStar, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares in this offering.



     The following table excludes the deduction of underwriting discounts and commissions and other estimated expenses payable by BigStar. In addition, the following table assumes an initial public offering price of $13.00 per share.



                            SHARES PURCHASED      TOTAL CONSIDERATION
                           -------------------   ---------------------   AVERAGE PRICE
                            NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                           ---------   -------   -----------   -------   -------------
Existing stockholders....  6,042,312     66.1    $14,686,058     26.7       $ 2.43
New investors............  3,100,000     33.9     40,300,000     73.3       $13.00
                           ---------    -----    -----------    -----
          Total..........  9,142,312    100.0%   $54,986,058    100.0%
                           =========    =====    ===========    =====

                                 CAPITALIZATION


     The following table provides, as of March 31, 1999, the capitalization of
BigStar:



     - on an actual basis;



     - on a pro forma basis to reflect the sale of 1,394,777 shares of common stock in April 1999 for total net proceeds of $6,509,000; and



     - on a pro forma as adjusted basis to reflect (a) the sale of 1,394,777 shares of common stock in April 1999 for total net proceeds of $6,509,000 and (b) receipt of the estimated net proceeds from our sale of common stock in this offering, at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. See also "Use of Proceeds."



     You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.



                                                         AS OF MARCH 31, 1999
                                                  ----------------------------------
                                                                         PRO FORMA,
                                                  ACTUAL    PRO FORMA   AS ADJUSTED
                                                  -------   ---------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt..................................  $     8    $     8      $     8
                                                  -------    -------      -------
Stockholders' equity:
  Preferred stock, $.001 par value; 10,000,000
     shares authorized; no shares issued and
     outstanding, actual, pro forma and pro
     forma as adjusted..........................       --         --           --
  Common stock, $.001 par value; 40,000,000
     shares authorized; 4,647,535 shares issued
     and outstanding, actual; 6,042,312 shares
     issued and outstanding, pro forma; and
     9,142,312 shares issued and outstanding,
     pro forma as adjusted......................        4          6            9
  Additional paid-in capital....................    7,874     14,381       50,857
  Deferred compensation.........................     (125)      (125)        (125)
  Accumulated deficit...........................   (6,207)    (6,207)      (6,207)
                                                  -------    -------      -------
     Total stockholders' equity.................    1,546      8,055       44,534
                                                  -------    -------      -------
          Total capitalization..................  $ 1,554    $ 8,063      $44,542
                                                  =======    =======      =======

                            SELECTED FINANCIAL DATA


     The selected financial data presented below as of December 31, 1998 and for the period from March 2, 1998 (inception) to December 31, 1998 is derived from the financial statements and related notes of BigStar, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of March 31, 1999, for the period from March 2, 1998 (inception) to March 31, 1998 and for the three months ended March 31, 1999 are derived from our unaudited financial statements, which include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations as of and for the periods then ended. The results of operations for the periods indicated do not necessarily reflect the results to be expected for any other period. You should read the selected financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus.



                                                   MARCH 2, 1998      MARCH 2, 1998      THREE MONTHS
                                                  (INCEPTION) TO      (INCEPTION) TO        ENDED
                                                 DECEMBER 31, 1998    MARCH 31, 1998    MARCH 31, 1999
                                                 -----------------    --------------    --------------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................................      $     789          $      --         $   1,454
  Cost of sales................................            714                 --             1,254
                                                     ---------          ---------         ---------
  Gross profit.................................             75                 --               200
  Operating expenses:
     Sales and marketing.......................          1,467                 --             1,726
     General and administrative................            886                 13               675
     Web site and software development.........            970                 15               782
                                                     ---------          ---------         ---------
  Total operating expenses.....................          3,323                 28             3,183
                                                     ---------          ---------         ---------
  Loss from operations.........................         (3,248)               (28)           (2,983)
  Interest income, net.........................              7                 --                17
                                                     ---------          ---------         ---------
  Net loss.....................................      $  (3,241)         $     (28)        $  (2,966)
                                                     =========          =========         =========
  Basic and diluted net loss per share.........      $   (1.25)         $   (0.01)        $   (0.77)
  Shares used in computing basic and diluted
     net loss per share........................      2,602,784          2,077,167         3,863,606



                                                     DECEMBER 31, 1998     MARCH 31, 1999
                                                     -----------------    -----------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents........................       $  363               $2,809
  Working capital (deficit)........................         (938)                 794
  Total assets.....................................        1,338                4,094
  Total long-term debt.............................            9                    8
  Total debt.......................................           11                   10
  Total stockholders' equity (deficit).............         (494)               1,546

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with BigStar's financial statements and notes to those statements and the other financial information appearing elsewhere in this prospectus.


OVERVIEW


     BigStar was incorporated in March 1998. We began offering products for sale on our main web site, BigStar.com, in May 1998. Until that time, our operating activities related primarily to the development of the BigStar.com web site.



     Since our inception, we have incurred significant operating losses. These losses primarily result from development costs associated with building our web sites and order processing systems, and marketing, advertising and promotion expenses. As of March 31, 1999, we had an accumulated deficit of approximately $6.2 million. As we expand our business, we believe that our operating expenses will increase significantly primarily due to increased marketing, advertising and promotion expenses, strategic partnerships, software development and additional depreciation related to capital expenditures. As a result, we expect to incur operating and net losses and negative cash flow from operations for the next several years.


RESULTS OF OPERATIONS

  Quarterly Results of Operations


     Described below are selected statement of operations data for each of our quarters since inception through March 31, 1999. This information is derived from unaudited quarterly financial statements that include, in the opinion of management, all adjustments necessary for a fair presentation of the information for these periods.


     Results of operations for any fiscal quarter are not expected to be indicative of results for any future period.


                                                        QUARTER ENDED
                       --------------------------------------------------------------------------------
                       MARCH 31, 1998   JUNE 30, 1998   SEPT. 30, 1998   DEC. 31, 1998   MARCH 31, 1999
                       --------------   -------------   --------------   -------------   --------------
                                                        (IN THOUSANDS)
Net sales............       $ --            $  15           $ 173           $   601         $ 1,454
Cost of sales........         --                9             154               551           1,254
                            ----            -----           -----           -------         -------
Gross profit.........         --                6              19                50             200
                            ----            -----           -----           -------         -------
Operating expenses:
  Sales and
     marketing.......         --               40             252             1,175           1,726
  General and
    administrative...         13               95             208               570             675
  Web site and
     software
     development.....         15              112             327               516             782
                            ----            -----           -----           -------         -------
Total operating
  expenses...........         28              247             787             2,261           3,183
                            ----            -----           -----           -------         -------
Loss from
  operations.........        (28)            (241)           (768)           (2,211)         (2,983)
Interest income
  (expense)..........         --               --              (2)                9              17
                            ----            -----           -----           -------         -------
Net loss.............       $(28)           $(241)          $(770)          $(2,202)        $(2,966)
                            ====            =====           =====           =======         =======

     We have a limited operating history on which to base an evaluation of our business and prospects. We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of future performance. Accordingly, period-to-period comparisons of our operating results are not discussed below.



  March 2, 1998 (inception) to December 31, 1998 and the Quarter Ended March 31, 1999



     NET SALES. Net sales were approximately $789,000 from March 2, 1998 (inception) to December 31, 1998 and approximately $1.5 million for the quarter ended March 31, 1999. BigStar recorded no barter income during 1998 or for the quarter ended March 31, 1999. Net sales reflect sales of filmed entertainment products, net of returns, and include shipping and handling charges. Sales are recognized upon product shipment.



     Through March 31, 1999, BigStar had approximately 60,000 customers. Until November 1998, we sold primarily videos. Beginning in November 1998, we commenced promoting DVDs through BigStarDVD.com and through BigStar.com. We typically discount videos 15% and DVDs 30% from their suggested retail prices. In order to increase our customer base, we promoted selected products through aggressive pricing. We may, in the future, continue to offer selected products at deeper than normal discounts in response to our competition or to attract or retain customers. We are unable to anticipate the impact that these potential pricing structures will have on our gross margins because they depend on the mix of all products sold and their related gross margins.



     COST OF SALES. Cost of sales was approximately $714,000 from March 2, 1998 (inception) to December 31, 1998, which resulted in a gross margin of 9.5% for this period. For the quarter ended March 31, 1999, cost of sales was approximately $1.3 million, with a gross margin of 13.8%. Cost of sales consists of the cost of merchandise sold and shipping and handling costs.



     SALES AND MARKETING EXPENSES. Sales and marketing expenses were approximately $1.5 million from March 2, 1998 (inception) to December 31, 1998 and approximately $1.7 million for the quarter ended March 31, 1999.



     Sales and marketing expenses consist primarily of payments related to advertising, promotion and marketing programs. Sales and marketing expenses also include the costs of promotional filmed entertainment products that are made available to customers who agree to receive notification of future promotions. The cost of promotional filmed entertainment products totaled approximately $255,000 for the period from March 2, 1998 (inception) to December 31, 1998 and approximately $442,000 for the quarter ended March 31, 1999.



     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were approximately $886,000 from March 2, 1998 (inception) to December 31, 1998 and approximately $675,000 for the quarter ended March 31, 1999.



     General and administrative expenses include payroll and related expenses for executive, accounting and administrative personnel, which were approximately $355,000 for the period from March 2, 1998 (inception) to December 31, 1998 and approximately $214,000 for the quarter ended March 31, 1999. Also included in general and administrative expenses are professional fees, which were approximately

$185,000 for the period from March 2, 1998 (inception) to December 31, 1998, and approximately $91,000 for the quarter ended March 31, 1999. Customer service as well as other miscellaneous corporate expenses are also included in general and administrative expenses.



     WEB SITE AND SOFTWARE DEVELOPMENT EXPENSES. Web site and software development expenses were approximately $971,000 from March 2, 1998 (inception) to December 31, 1998 and approximately $782,000 for the quarter ended March 31, 1999. Web site and software development expenses consist primarily of personnel costs and related expenses for the design, development and management of our web sites. For the period from March 2, 1998 (inception) to December 31, 1998, personnel costs were approximately $812,000 and for the quarter ended March 31, 1999 these costs were approximately $575,000. These expenses also include the costs of systems and telecommunications services, which totaled approximately $82,000 for the period from March 2, 1998 (inception) to December 31, 1998 and approximately $117,000 for the quarter ended March 31, 1999. The cost of content purchased and licensed from third parties totaled approximately $131,000 for the period March 2, 1998 (inception) to December 31, 1998 and approximately $52,000 for the quarter ended March 31, 1999 respectively.



     NET LOSS. BigStar's net loss was approximately $3.2 million from March 2, 1998 (inception) to December 31, 1998 and approximately $3.0 million for the quarter ended March 31, 1999. Because of the uncertainty regarding our future profitability, the future tax benefits of our losses have been fully reserved for and, therefore, no benefit for the net operating loss has been recorded. Under Section 382 of the Internal Revenue Code, this net operating loss may be limited due to ownership changes.



LIQUIDITY AND CAPITAL RESOURCES



     Since inception, we have funded our operating cash requirements primarily through sales of our common stock. During the first quarter of 1999, we raised net proceeds of approximately $5.4 million through the sale of 1,625,228 shares of common stock, including the exercise of 70,422 warrants. At March 31, 1999, our cash balance was approximately $2.8 million. During April 1999, we sold an additional 1,394,777 shares of our common stock for net proceeds of approximately $6.5 million.



     During 1998, net cash used in operating activities was approximately $1.7 million and was primarily due to our net loss of approximately $3.2 million, offset by an increase in accounts payable and accrued expenses of $1.8 million. Net cash used in operating activities for the quarter ended March 31, 1999 of approximately $2.2 million was primarily due to our net loss of approximately $3.0 million. The cash requirements associated with the loss were reduced by an increase in accounts payable and accrued expenses of approximately $716,000, and the availability of approximately $453,000 held in escrow, net of the increase in accounts receivable of approximately $302,000 and other current and noncurrent assets of approximately $172,000.



     The increase in accounts payable and accrued expenses resulted primarily from the increase in purchases of filmed entertainment and promotional products over the preceding period, as well as additional advertising. The increase in accounts receivable was due to the lag between the shipment of filmed entertainment products and the resulting settlement with the credit card processor, and the related lag between the acceptance by the processor of the charges and the remittance of funds to BigStar.

Net cash used in investing activities of approximately $470,000 for the period from March 2, 1998 (inception) through December 31, 1998 and approximately $314,000 during the quarter ended March 31, 1999 was used primarily for purchases of computer equipment.



     We currently have an agreement with our primary supplier, Baker & Taylor, under which we receive credit in the amount of $1.0 million for the purchase of goods with 60 day payment terms.



     At March 31, 1999, our principal commitments consisted of obligations for advertising under cancelable agreements. The minimum amount payable under these agreements was approximately $550,000. We have no material commitments for capital expenditures, but anticipate future purchases related to hardware and related software enhancements of our web sites to expand the capabilities of the sites to allow access by more customers and to enhance customers' experiences on our web sites.


     We believe that the net proceeds from this offering combined with our current cash balances will be sufficient to meet our anticipated cash needs for working capital, operating losses and capital expenditures for at least the next 12 months. Our future liquidity and capital requirements will depend upon numerous factors discussed under the section entitled "Risk Factors." In addition, we will, from time to time, consider the acquisition of or investment in complementary businesses, services and technologies, which might increase our liquidity requirements or cause us to issue additional equity or debt securities. We cannot assure you that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all. We do not currently use derivative financial instruments.

SEASONALITY AND REVENUE FLUCTUATIONS

     BigStar's limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on its business. Seasonal fluctuations in sales of filmed entertainment products may affect our sales. Fluctuations in revenue also may result from the timing of hit releases on video cassettes and DVD.

YEAR 2000 COMPLIANCE


     Our failure to address potential year 2000 malfunctions in our computer and non-information technology equipment and systems and those of our business partners could result in our suffering business interruption, financial loss, reputational harm and legal liability.



     Prior to purchasing information technology systems, we have received confirmation from our vendors that the systems are year 2000 compliant. Systems developed by third parties on our behalf were designed to be year 2000 compliant. We do not have any significant non-information technology equipment or systems.


     We are currently assessing year 2000 compliance risks related to our subcontractors, strategic partners, suppliers, service providers and other third-party relationships. In particular, our business is dependent upon the operations and technology of various Internet sites, merchant acquiring banks, product wholesalers and credit card issuers.


     We are in the process of making oral and written inquiries to third parties to determine their year 2000 readiness. We have only received a small percentage of responses to our inquiries thus far. As a result, we have not received year 2000 compliance assurances from many of these parties nor do we expect to. We anticipate that some entities with whom we have third-party relationships may not respond to our request for year 2000 assurances because they have not completed their year 2000 compliance efforts or they may lack sufficient incentive to respond to our inquiries. We do not plan to independently verify any of the assurances we receive. In addition, these parties are reliant upon other companies' applications, some of which may contain or rely upon software that is not year 2000 compliant and that may not be revealed through our inquiries.


     Year 2000 compliance problems also could undermine the general infrastructure necessary to support BigStar's operations. For example, we depend on third-party Internet service providers, or ISPs, or hosting centers to provide connections to the Internet and to customer information systems. Any interruption of service from ISPs or hosting centers to provide connections could result in a temporary interruption of the operation of our web sites. Any interruption in the security, access, monitoring or power systems at the ISPs or hosting centers could result in an interruption of services. Moreover, it is difficult to predict what effect year 2000 compliance problems will have on the integrity and stability of the Internet.


     Should we identify any problem with respect to our year 2000 readiness, we will seek to develop a remedy, test the proposed remedy and prepare a contingency plan, if necessary. We intend to develop contingency plans to resolve our most reasonably likely worst case year 2000 problems, which have not yet been identified. If any of our third-party suppliers are not year 2000 compliant, we will attempt to replace them with a year 2000 compliant supplier. We intend to complete our determination of the worst case scenarios after we have received and analyzed responses to our inquiries of third parties. We expect to complete our contingency plan by the end of September 1999. We do not expect the costs of year 2000 compliance to be material to our operations.



     BigStar does not have any material contracts with external contractors to assist us in completing our year 2000 compliance effort. In addition, no employees have been hired or reassigned to complete our year 2000 compliance.



IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS



     During 1998, we adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard has had no impact on our financial statements. Accordingly, BigStar's comprehensive net loss is equal to its net loss for the period from March 2, 1998 (inception) to December 31, 1998.


     In June 1997, the Financial Accounting Standards Board, or FASB, issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. Management has determined that it does not have any separately reportable business segments.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance for determining whether computer software is internal-use software and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. SOP 98-1 also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. BigStar adopted SOP 98-1 in 1999 and there has not been any material effect on its financial statements.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect BigStar since it does not currently engage in derivative instruments or hedging activities.

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

                                    BUSINESS


     We are the leading online filmed entertainment superstore, based on customer traffic to our web sites. We sell filmed entertainment products in all popular formats such as videos, DVDs and laserdiscs. Through our web sites, customers have the convenience of shopping 24 hours a day, seven days a week. According to Media Metrix, we had 1,106,000 unique visitors to our web sites in May 1999, up from 67,000 in September 1998. Based on this information, our web sites were the most trafficked filmed entertainment shopping sites during May 1999.



     Our main web site, BigStar.com, offers filmed entertainment products, including feature films and educational, health and fitness and instructional videos. Our other web sites are abcBigStar.com, which targets the children's filmed entertainment market, BigStarDVD.com, which focuses on DVD enthusiasts, and Astrophile.com, a content-only web site designed to attract customers to our product web sites.



GROWTH OF THE INTERNET AND ONLINE COMMERCE


     The Internet is emerging as a significant global communications medium. It enables millions of people to conduct research, share information and transact business electronically. International Data Corporation estimates that in 1998 there were approximately 70 million U.S. Internet users and that the number of users will grow to approximately 154 million users in 2002. Further, International Data Corporation estimates that 49.1% of U.S. households will be online by 2002, up from 26.5% in 1998.

     The growth in the Internet represents a substantial opportunity for companies to conduct business online. Internet retailers are able to communicate more effectively with customers by providing:

     - visual product presentations;

     - up-to-date pricing and product information;

     - customer support, including opportunities for customer feedback;

     - product offerings tailored to customer preferences; and

     - electronic billing and payment systems.

     An increasing number of products and services are sold online, including books, brokerage services, computers, music and travel services. International Data Corporation estimates that sales to U.S. households over the Internet will increase from approximately $12.4 billion in 1998 to approximately $60.6 billion in 2002.


THE FILMED ENTERTAINMENT INDUSTRY



  Videos





     Over the last several years, consumer video spending habits have shifted from renting videos to purchasing them. This trend has been driven by falling prices and broader distribution. According to the Veronis Suhler & Associates 1998 Communications Industry Forecast, the average household with a video cassette recorder purchased 7.9 tapes in 1997, compared with only 3.8 tapes in 1992. According to Paul Kagan Associates, revenues from retail sales of videos are expected to total more than

$8.7 billion annually in 2003. However, we cannot make any assurances regarding BigStar's future sales.



     Sales of children's videos comprise a significant portion of the total market for purchased filmed entertainment. BigStar aggressively targets this market through its abcBigStar.com web site. According to Kalorama Information, sales of children's videos in the United States were approximately $2.6 billion in 1996 and are expected to increase to $3.8 billion in 2001.


  Digital Video Discs


     We believe growth in the market for filmed entertainment products will be supported by the increased acceptance of DVDs. This new storage medium is capable of storing substantially more data than videos, allows for easier searching and frequently has better video and sound quality. DVD players may be purchased as a component in a home entertainment system or integrated into a computer system as a DVD-ROM storage device. Although DVD-ROM drives are primarily for computer software storage and playback, they also may be used to view filmed entertainment on a computer screen.



     Paul Kagan Associates estimates that the installed base of DVD players in U.S. households will increase from 1.1 million in 1998 to 18.4 million in 2003, representing a compound annual growth rate of 75.7%. Paul Kagan Associates estimates that retail sales of DVDs in the United States will increase from approximately 14.3 million discs in 1998 to approximately 228.4 million discs in 2003, representing a compound annual growth rate of 74.0%. According to Paul Kagan Associates, annual U.S. revenue from retail sales of DVDs was approximately $286 million in 1998, and is expected to increase to approximately $4.1 billion in 2003, representing a compound annual growth rate of 70.3%. We cannot assure you that BigStar's sales will increase proportionately with the market.


  Laserdiscs

     Due to the success of the DVD format, the laserdisc market has contracted. However, according to Paul Kagan Associates, the installed base of laserdisc players in U.S. households was more than two million in 1998. Accordingly, we offer a large selection of laserdiscs to serve this substantial installed base of potential purchasers.


  Delivery of Filmed Entertainment



     Within the next few years, new technologies may enable consumers to download digital filmed entertainment directly into the home. We believe the potential of this new market will depend on the expansion of affordable systems that can accommodate delivery of video, audio, data and other services to households and sales of significant numbers of storage devices capable of receiving and recording large amounts of digital information. We intend to capture a portion of this new market by developing the means to sell digital filmed entertainment products to consumers.

CHALLENGES OF ONLINE RETAILING


     Web-based retailers of filmed entertainment products face challenges in promoting and sustaining online sales, including the following:

     - COMPETITION FROM TRADITIONAL RETAIL INDUSTRY. Most customers purchase filmed entertainment products from traditional store-based retailers, many of which have longer operating histories, larger customer bases and greater brand recognition than online retailers. Online retailers must convince customers that purchasing filmed entertainment on the Internet offers advantages to them such as greater product selection, better prices and increased convenience.

     - ATTRACTING AND RETAINING CUSTOMERS. The online commerce market is new, rapidly evolving and intensely competitive. Online retailers must increase their brand awareness, attract customers, develop customer trust and loyalty and maintain high levels of customer traffic on their web sites.

THE BIGSTAR ADVANTAGES

     We believe we are well-positioned to meet the challenges facing online filmed entertainment retailers because of the following key strengths:

  Wide Selection and Lower Costs


     We currently offer approximately 34,000 filmed entertainment products for sale. As a result of our distribution strategy, we do not need to carry physical inventory. In contrast, traditional filmed entertainment retailers must make significant investments in inventory, real estate and personnel for each store location. The amount of space available in a physical store also limits the number of titles and the amount of inventory that a traditional retailer can carry in any one store.


  BigStar Direct Email


     Our recently developed BigStar Direct Email software will help us increase sales through one-to-one-marketing with our customers. This software creates personalized electronic catalogs based upon pages an individual views on BigStar's web sites, demographic information, indicated preferences and purchasing habits. BigStar Direct Email can also deliver graphics and pictures to further enhance the effectiveness of e-mail promotions.



     BigStar Direct Email may be adapted to promote other products and services to online buyers. BigStar believes there may be an opportunity to sell or license this software to publishers, retailers and electronic commerce web sites, but presently has no specific plans to do so.



  Specialized Software



     We have developed software to enhance our web sites and reduce costs. For example, we enhance content licensed from third parties by using software that generates links between sources of content. These links allow users to quickly and easily locate news, biographies of actors and directors, photos and other editorial programming contained in different databases. We believe that integrating content from many sources produces a superior user experience, which in turn attracts more users to our web sites, lengthens site visits and results in more purchases.



     We are also developing a software program that will allow us to automatically select a wholesaler to fulfill a particular order based on variables such as price, title availability, shipping costs, speed of delivery and credit terms.


  Targeted Web Sites

     We have developed separate web sites for different demographic segments who purchase filmed entertainment products. Through the BigStar web sites BigStar.com, abcBigStar.com, BigStarDVD.com and Astrophile.com, we target several distinct online groups, including:

     - people seeking well-known feature films and specialty titles such as educational, health and fitness and instructional videos;

     - parents seeking to educate and entertain their children through the purchase of filmed entertainment products;

     - owners of DVD players who seek a wide variety of titles and in-depth technical and product information; and

     - movie fans seeking extensive information about films.

     We believe that customers are more receptive to web sites that provide information and products tailored to their interests. Our strategy of using targeted web sites is designed to increase initial and repeat visits and sales.

  Experienced Management Team


     Our executive management team has more than 15 years of experience managing electronic commerce sites and web marketing campaigns. In particular, one of our founders was Chairman and Chief Executive Officer of an entertainment and commerce web site. Our other founder served as a Director of Marketing for a major online retailer of music and videos. In addition, our Vice
President -- Site Development was a senior consultant to several major online and traditional marketers of books and filmed entertainment products. We believe that our management team provides significant advantages in the rapidly evolving market in which we compete.



OUR STRATEGY TO BECOME THE PREMIER ONLINE FILMED ENTERTAINMENT SUPERSTORE



  Continue to Grow Customer Base



     We intend to continue to grow our customer base through online and offline advertising, strategic marketing relationships and our affiliate partner networks. For example, we intend to significantly increase advertising on leading web sites and other traditional media, conduct an ongoing public relations campaign and develop business alliances and partnerships.


  Continue to Use Direct E-mail Marketing


     BigStar uses direct e-mail marketing to attract new customers and increase purchases by existing customers. At July 1, 1999, we had a database of more than 630,000 e-mail addresses of current and prospective customers.

  Provide a Superior Shopping Experience


     By providing customers with a superior shopping experience, we believe that we can increase both our customer base and repeat customer purchases. Our web sites are designed to be easy to use and contain search functions, an electronic shopping basket, personalized user profiles and secure credit card payment processing and allow customers to choose from a variety of delivery options. In addition, we seek to offer our customers a superior shopping experience through informative and entertaining editorial content.


  Continue to Improve Technology


     We believe that innovative technology is essential to successfully providing online retail services. As a result, we have developed our BigStar Direct Email software. We also have developed technology that enables other web sites to create their own filmed entertainment web sites and link to BigStar.com. We intend to continue to develop, acquire and implement enhancements to our web sites and order processing systems.


  Pursue Additional Revenue Opportunities

     We intend to pursue additional revenue opportunities, which may include the following:

     - expand to fulfill international orders;

     - expand into new product categories, such as movie soundtracks, merchandise and memorabilia and video games;

     - acquire complementary businesses or technologies;

     - license our BigStar Direct Email technology to other web-based marketers; and


     - develop the capacity to sell filmed entertainment through the downloading of these products over the Internet.


BIGSTAR WEB SITES

     We have created four web sites to target purchasers of filmed entertainment products. Our web sites are BigStar.com, abcBigStar.com, BigStarDVD.com and Astrophile.com. We intend to develop additional web sites that feature specific categories of filmed entertainment products.

  BigStar.com


     BigStar.com is our main web site and contains all of the filmed entertainment products that can be purchased from us. This web site offers filmed entertainment products, including feature films and educational, health and fitness and instructional videos. BigStar.com also contains in-depth information on more than 70,000 filmed entertainment titles, biographies of actors and directors, daily movie news, movie stills and online chats with Hollywood stars.


  abcBigStar.com


     We have targeted the children's market with the development of abcBigStar.com. This web site offers approximately 2,600 children's filmed entertainment products. This site also includes information that helps adults purchase suitable titles for children, such as age-appropriate recommendations.


  BigStarDVD.com


     BigStar has targeted DVD enthusiasts with the development of BigStarDVD.com. This web site offers approximately 2,600 DVD products and has information about the features and technical standards of many of these titles.


  Astrophile.com


     Astrophile.com is a content-only entertainment web site designed to entertain and educate users. This web site features more than 4,400 biographies, 240 interviews, movie stills and transcripts of chats with popular actors and actresses and is updated weekly. We believe that this site is one of the most comprehensive and up-to-date information sources on Hollywood celebrities on the Internet.


     We do not sell products through Astrophile.com. Instead, we use the site to attract movie fans. Through hyperlinks, visitors to Astrophile.com can visit our other web sites where products can be purchased.

WEB SITE FEATURES

     Our web sites have several key features designed to enhance each customer's shopping experience.

  Content

     We have enhanced our web sites by adding editorial content. We believe that the inclusion of editorial content on our product web sites increases the time each customer spends on our web sites, as well as the likelihood and frequency of subsequent visits and purchases. Examples of our editorial content include reviews, biographies, news, photos and other editorial programming. We license the majority of our editorial content from third parties, rather than develop it internally, because we believe that this approach is more cost-effective. In addition, we have original editorial features including polls, chats and trivia.

  Searching

     Visitors can search our web sites by genre, category, title, actor, director or other criteria. For example, the "kids search" function on abcBigStar.com allows parents to select suitable filmed entertainment products for children according to age. We also have developed software links that make it easier for users to access editorial content from separate sources. For example, a user reading a biography of a particular actor can click a single button to view information about each of the movies in which the actor has appeared.

  Electronic Shopping Basket

     Our web sites allow a customer to put each selected item into an electronic shopping basket by clicking on the item. Customers can continue shopping while adding to or deleting items from the electronic shopping basket. Once the customer has finalized his or her selection, the customer submits an order. In addition, a customer may save the items in the shopping basket and purchase them during a later visit to our web sites.

  Personalized Features

     Visitors to our web sites can enter a profile that personalizes the web sites to the user. Users that enter a profile are then greeted by name when they log on to our web sites. They also receive personalized recommendations through e-mail and other customized services such as personalized sales offers and notices of exclusive sale promotions. We also send web site news, periodic updates about new movies, featured selections and special offers to these customers.

  Secure Credit Card Payment

     We utilize secure server software for transactions. Our software encrypts all of the customer's personal information, including credit card number, name and address, to ensure security and privacy.

  Order Fulfillment


     Customers can select from a variety of delivery options, including overnight delivery and gift messages. We use e-mail to notify customers that their orders have been received and shipped. Most of our products are available for shipment within one to three days. Customers can also view the current shipping status of their orders through our web sites and see a history of all past orders.



MARKETING AND PROMOTION OF OUR ONLINE FILMED ENTERTAINMENT SUPERSTORE



     We use a variety of methods, which are discussed below, to attract users to our web sites. By using multiple methods to promote our web sites, we believe we increase our traffic and sales. In addition, we are not dependent on any single method of promotion or marketing partner. From our analysis of transaction histories, we estimate that our web sites attracted more than 14.2 million visits from March 2, 1998 (inception) through June 30, 1999. Of this amount, our analysis indicates that approximately 10.0 million visits occurred from January 1, 1999 through June 30, 1999. We plan to significantly increase our marketing and sales expenditures in 1999.


  Online and Offline Advertising Campaigns


     We have online marketing campaigns on a number of high traffic web sites. From September 1998 through June 1999, we conducted campaigns on more than 90 web sites. These campaigns use a variety of online marketing techniques, including:


     - click-through banners that bring consumers directly to our web sites;

     - campaigns that collect the e-mail addresses of visitors who wish to receive online promotions;

     - affiliate promotion campaigns;

     - coupons, contests and other sponsorships; and

     - inclusion of our search technology in relevant content areas of other web sites.

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

We also conduct special promotions at various times during the year, such as the holiday season and the Academy Awards season. For example, we created a special gift giving program on our web sites for the 1998 holiday season.

     We generally enter into short-term advertising commitments that can be canceled on a maximum of 60 days' notice. As a result, we can cancel and quickly replace advertising that performs poorly.

     In addition to Internet-specific marketing and advertising, we also use or plan to use print, radio, outdoor and television advertising.

  Strategic Marketing Relationships


     We have entered into strategic marketing relationships with Yahoo!, MovieFone, a wholly-owned subsidiary of America Online, EarthLink Network, The New York Times on the Web, Mail.com, FortuneCity.com, Planet Direct and Women.com Networks.


     For example, the BigStar Celebrity Chat series is hosted by Yahoo! in its Yahoo! Chat area. This series features chats with movie and television stars. These chats are showcased and archived for future reference on our web sites. We believe that the BigStar Celebrity Chat series is a highly effective means of promoting our web sites because it reaches a large number of users.

     BigStar is also the exclusive provider of videos, DVDs and laserdiscs for MovieFone, the largest provider of movie tickets online. Our agreement with MovieFone also allows us to send electronic mailings to MovieFone's mailing list and advertise our products to MovieFone's online users.


     We recently entered into a strategic marketing agreement with EarthLink Network, a leading Internet service provider, or ISP, with over 1,000,000 subscribers. We will be the exclusive online provider of filmed entertainment products on EarthLink's web site. The agreement calls for the establishment of a link to a co-branded web site from EarthLink's home page, the inclusion of an exclusive co-branded movie store for EarthLink's members, the placement of BigStar advertisements on EarthLink's home page and other prominent placements on the EarthLink web site.



     In addition, we build customized filmed entertainment stores for our strategic partners, such as the stores we have created for EarthLink and Women.com Networks. These online stores offer customers search and selection capabilities on the affiliates' web sites. These stores attract new customers and increase sales for BigStar.


  Affiliate Partner Networks


     Our affiliate program enables other web sites to create their own filmed entertainment web site and link to BigStar. When visitors follow a link to our online superstore, the affiliated web site receives a commission ranging from eight percent to fifteen percent of any resulting sale. Because there is no payment unless a sale occurs, the program is an efficient means of acquiring new customers.


     In order to encourage other web sites to participate in the affiliate program, we provide without charge all of the necessary software to establish the filmed entertainment area and link, as well as other technical and customer service support. BigStar has created software, called the MovieStore Wiz(TM), that allows affiliates to build customized web sites using information found on the BigStar web sites. Affiliate web site builders can create filmed entertainment commerce and content sites with little or no computer programming experience.


ORDER FULFILLMENT AND CUSTOMER SERVICE


     Our products are usually shipped directly from our wholesalers to the customer. As a result, we currently do not maintain an inventory of products. In some instances, we conduct contests or offer special promotions to customers where prizes or promotional items may be shipped directly from BigStar's offices.



     For the period ended December 31, 1998 and the three months ended March 31, 1999, we purchased from Baker & Taylor substantially all of the filmed entertainment products that we sold to customers. We also have contractual relationships with Valley Media and Rentrak. We purchased a small percentage of products from these wholesalers, which were used for promotional and sale purposes.



     Our distribution agreement with Baker & Taylor extends through December 31, 2000 and automatically renews for additional 24-month terms unless cancelled by either party by prior written notice 90 days before the end of the term. Either party may terminate the agreement upon the failure of the other party to fulfill its obligations or a breach of warranty under the agreement or the bankruptcy of the other party. BigStar has no obligation to make minimum purchases under this agreement.


     We utilize electronic links with our wholesalers to process orders. This reduces processing time and costs. Products are generally shipped by our wholesalers the same day they receive an order from us.


     We are developing a software program that will enable us to automatically select a wholesaler to fill a particular order based on variables such as price, title availability, shipping costs, speed of delivery and credit terms. We believe this program will reduce our cost of sales by enabling us to purchase many products more efficiently. In addition, by providing electronic access to the inventories of multiple wholesalers, this program will help us increase the number of items we offer and the number that are in stock at any given time. This software program also will give us the capability to bundle different types of products together for product promotions. We expect this software to be in use by the end of the third quarter of 1999.



     We are currently reviewing whether to establish a wholly-owned and operated distribution facility or to use a portion of a third-party warehouse for distributing our products. We believe carrying selected inventory may allow us to offer additional products and provide quicker shipping on some items and special promotions to our customers. In addition, we believe that having our own distribution facility may also facilitate fulfillment of international orders. BigStar has not contracted to build, lease or buy any distribution facility, and may not establish a facility. We have not developed any budgets that contain cost estimates and we have no proceeds from this offering designated for a facility. If BigStar builds, leases or purchases a facility, we believe it will be economically comparable with our current methods of warehousing and distributing our products, and will not result in higher product costs.

     We believe that our ability to attract and retain customers depends in part on the strength of our customer support. We seek to achieve frequent communication with and feedback from our customers to continually improve our online superstore and related services. Our customer service staff monitors our incoming customer e-mails and generally responds within 24 hours. We also send automated e-mails after a purchase has been made to inform customers of the status of their orders. In addition, we also plan to add a toll-free telephone number that directs customer inquiries to a voice response system or a customer service representative.


COMPETITION WITHIN THE RETAIL FILMED ENTERTAINMENT INDUSTRY



     The online commerce market is new and rapidly evolving. We expect that our online competition will further intensify. In addition, the broader retail filmed entertainment industry is intensely competitive. Our competitors include:



     - online sellers of videos, DVDs and other filmed entertainment products, including DVD EXPRESS, Reel.com, a subsidiary of Hollywood Entertainment, CDnow, Buy.com, Amazon.com, MovieStreet and Total E, an online store from Columbia House;



     - publishers and wholesalers of filmed entertainment products and related products, such as Columbia House, Good Times Entertainment and Time Life Video;



     - traditional filmed entertainment retailers, such as Blockbuster and Hollywood Entertainment, that currently sell filmed entertainment products or services through stores or over the Internet; and


     - specialty video retailers, mass merchandisers, department and electronic consumer stores, as well as non-store retailers such as mail-order video clubs.


     Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. To our knowledge, DVD EXPRESS and Reel.com have in the past had greater sales of filmed entertainment products than BigStar. Some of BigStar's competitors, like Hollywood Entertainment, Blockbuster and Amazon.com, also may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we can. We believe that the principal competitive factors in our market are:


     - brand recognition;


     - ease of use, content quality and web site convenience;


     - price;

     - selection; and

     - personalized services.

INTELLECTUAL PROPERTY


     We use technology developed by us in our business. Most of our software and systems have been developed internally. Some of our software is developed on our behalf by outside consultants. We also license software from third parties.



     The source code for our software is protected both as a trade secret and as copyrighted work. We enter into confidentiality and assignment agreements with our consultants and vendors with access to our proprietary information.


     We have applied for the registration of some of our trademarks and service marks in the United States. We have no patents.

EMPLOYEES


     As of June 30, 1999, we had 55 full time employees, including 20 in technology positions, 8 in marketing, 7 in site development, 10 in customer service and 10 in administrative positions. We believe our relations with our employees are satisfactory.


LEGAL PROCEEDINGS

     BigStar is not currently involved in any material legal proceedings.

FACILITIES

     Our principal executive offices are located at 19 Fulton Street, 5th Floor, New York, New York 10038, where we lease approximately 8,000 square feet of space.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of BigStar are as follows:


NAME                                  AGE                 POSITION
----                                  ---                 --------
David Friedensohn*..................  37    Chief Executive Officer and Chairman
                                            of the Board
David Levitsky......................  37    Executive Vice President, General
                                              Manager, Secretary and Director
Robert S. Yingling..................  37    Vice President -- Finance and Chief
                                              Financial Officer
Donna M. Williams...................  36    Vice President -- Marketing
Anthony Witek.......................  47    Vice President -- Operations
Brooke Bessert......................  31    Vice President -- Site Development
Eugene Mondrus......................  30    Vice President -- Technology
D. Jonathan Merriman*...............  39    Director
William Lansing.....................  41    Director
Steven A. Ledger*...................  39    Director
Marleen McDaniel....................  49    Director
I. Martin Pompadur..................  64    Director


---------------
*  Member of audit and compensation committees.

     David Friedensohn has served as the Chairman and Chief Executive Officer of BigStar since our formation in March 1998. Prior to joining BigStar, Mr. Friedensohn was the Chief Executive Officer of SonicNet, which was sold in December 1997 as part of Paradigm Music Entertainment to TCI Music, an affiliate of Tele-Communications, Inc. Mr. Friedensohn previously held the positions of Vice President, Business Development and General Manager of the Wildflower Partners Fund at Prodigy from October 1995 until January 1997 and was Chairman of the Board and President of SonicNet from January 1996 to January 1997. Prior to working at Prodigy, Mr. Friedensohn was President of GB Investment Corp., a consulting company to the entertainment industry. Mr. Friedensohn received a Bachelor of Arts from Dartmouth College in 1983 and a Masters in Business Administration from Columbia University Graduate School of Business in 1987.

     David Levitsky has served as the Executive Vice President, General Manager and Secretary and as a Director of BigStar since our formation in March 1998. From June 1997 to January 1998, Mr. Levitsky served as the Director of Marketing of New Century Network, a joint venture of Cox Newspapers, Knight Ridder, The New York Times Company and other large media companies. Prior to joining New Century Network, Mr. Levitsky served as a Director of Marketing for Columbia House Online. From 1990 through 1996, Levitsky served as a Director of Marketing for the Columbia House Video Club. Mr. Levitsky received a Bachelor of Arts from Columbia University in 1983 and a Masters in Business Administration in Information Systems and Finance from New York University Stern School of Business in 1996.

     Robert S. Yingling has served as the Vice President -- Finance and Chief Financial Officer of BigStar since April 1999. Prior to joining BigStar, Mr. Yingling was a consultant to several Internet companies, including EarthWeb and DynamicWeb Enterprises, as well as BigStar. From January 1997 to August 1998, Mr. Yingling was the Chief Financial Officer of GDC International. Previously, Mr. Yingling was Director of Finance at Standard Microsystems and a Manager at Arthur Andersen. Mr. Yingling received a Bachelor of Science in Accounting from Lehigh University in 1983 and a Masters in Business Administration from Columbia University Graduate School of Business in 1996. Mr. Yingling is a certified public accountant.


     Donna M. Williams has served as Vice President -- Marketing of BigStar since April 1998. From April 1997 to April 1998, Ms. Williams ran a marketing consulting business. From April 1994 to April 1997, Ms. Williams was employed by The Times Mirror Company where she held various positions, including Vice President of Business Development for Mosby, a subsidiary focused on medical publishing. Ms. Williams also spent five years with the Bankers Trust Company in the Merchant Banking division. Ms. Williams received her Bachelor of Arts in Economics from Mount Holyoke College in 1984 and a Masters in Business Administration from Columbia University Graduate School of Business in 1993.



     Anthony Witek has served as Vice President -- Operations of BigStar since April 1999. From December 1996 to April 1999, Mr. Witek was a Managing Director of Thomson Newspapers in software development and production. Prior to joining Thomson Newspapers, Mr. Witek was the Director of Application Development for new business ventures for Prodigy Services. Mr. Witek received a Bachelor of Business Administration from Hofstra University in 1974.


     Brooke Bessert has served as Vice President -- Site Development of BigStar since our formation in March 1998. From 1992 to 1998, Ms. Bessert acted as a computer and web site consultant to various companies, including barnesandnoble.com, Columbia House, Time Inc., The McGraw Hill Companies and Radio Free Europe/ Radio Liberty. She received a Bachelor of Science in Economics with a concentration in Marketing from The Wharton School, University of Pennsylvania in 1990.

     Eugene Mondrus has served as Vice President -- Technology of BigStar since November 1998. Prior to joining BigStar, Mr. Mondrus was a software development consultant with Oracle and a software and hardware analyst for Progressive Strategies during 1998. From June 1996 to September 1997, Mr. Mondrus held the position of Webmaster at Bigfoot International, directing web site operations. Prior to joining Bigfoot International, Mr. Mondrus worked as a software programmer and consultant for various companies.


     D. Jonathan Merriman has served as a Director of BigStar since our formation in March 1998. Mr. Merriman is the Managing Director of the Capital Markets Group of First Security Van Kasper, an investment banking and brokerage firm. Mr. Merriman joined First Security Van Kasper in June 1998 and oversees the Research, Institutional Sales and Trading, Syndicate, and Derivatives Trading Departments. Prior to joining First Security Van Kasper, Mr. Merriman served as a Managing Director at The Seidler Companies. From 1994 to 1996, Mr. Merriman was the Managing Director of the Equity Department at Dabney/Resnick/Imperial. Mr. Merriman attended the New York University Stern School of Business and received a Bachelor of Arts from Dartmouth College in 1982. Mr. Merriman serves on the Board of First Security Van Kasper, as well as Brio Industries and Pacer Technology.


     William Lansing has served as a Director of BigStar since April 1999. Mr. Lansing is the President and Chief Executive Officer of Fingerhut, a database marketing company that sells a range of products and services through catalogs, direct marketing and the Internet. Prior to joining Fingerhut in May 1998, Mr. Lansing served as Vice President of Business Development for General Electric from October 1996 to May 1998. Prior to joining General Electric, Mr. Lansing served as Chief Operating Officer for Prodigy from January 1996 to October 1996, an on-line joint venture of IBM and Sears. Mr. Lansing was also a Partner at McKinsey & Company from October 1986 to January 1996, where he led the Internet practice. Mr. Lansing received a Bachelor of Arts from Wesleyan University in 1980 and a law degree from the Georgetown University Law Center in 1985. Mr. Lansing currently serves as a Director for Digital River, Select Comfort, Freeshop.com, PCFlowers.com and Mountainzone.com.



     Steven A. Ledger has served as a Director of BigStar since April 1999. Mr. Ledger is a Managing Partner and Founder of Storie Partners, a private partnership formed in 1993 to invest in emerging growth companies. Since 1993, Mr. Ledger has served as a Managing Partner of the San Francisco Sentry Investment Group and San Francisco Sentry Securities. Mr. Ledger received a Bachelor of Arts from the University of Connecticut in 1982. Mr. Ledger currently serves as a Director of APB Multimedia, HyCurve, PeopleNet Communications and Software Technologies.



     Marleen McDaniel has served as a Director of the Company since June 1999. Ms. McDaniel has served as the President, Chief Executive Officer and Chairperson of Women.com Networks since June 1994. From 1992 to June 1994, Ms. McDaniel served as Senior Vice President and General Manager of Interop Company, a division of Ziff-Davis Publishing. In 1990, Ms. McDaniel served as Vice President of Marketing for Crescendo Communications, a high speed internetworking company that later merged with Cisco Systems. From 1983 to 1990, Ms. McDaniel served as Director of Sales and Marketing at Sun Microsystems. Ms. McDaniel holds a Bachelor of Arts in Psychology from the University of California, Berkeley. Ms. McDaniel also serves on the Board of Directors of eve.com, an online source for beauty products, and is a trustee for the Institute for Women in Technology.



     I. Martin Pompadur has served as a Director of the Company since June 1999. Mr. Pompadur is an Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation's Executive Management Committee, positions he has held since June 1, 1998. Since 1983, Mr. Pompadur has also been the President and Chief Executive Officer of RP Companies and is currently the Chairman, Chief Executive Officer and Chief Operating Officer of a number of private and public limited partnerships which operate television stations, radio stations and cable television systems. From 1977 to 1982, Mr. Pompadur was President of Ziff Corporation. From 1960 to 1977, Mr. Pompadur held various positions with American Broadcasting Companies, including General Manager of the Television Network, Vice President of the Broadcast Division and

President of the Leisure Activities Group. Mr. Pompadur received a Bachelor of Arts from Williams College in 1955 and a law degree from the University of Michigan in 1958.


BOARD COMPOSITION


     Our board of directors consists of seven directors. Our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors. Prior to the closing of this offering, the terms of office of the members of the board of directors will be divided into three classes. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of BigStar.


     Each officer is elected by, and serves at the discretion of the board of directors. Each of BigStar's officers and directors, other than non-employee directors, devotes full time to the affairs of BigStar. BigStar's non-employee directors devote such time to the affairs of BigStar as is necessary to discharge their duties.

     The audit committee of the board of directors is responsible for reviewing any transactions, other than compensation arrangements, between BigStar and our executive officers and directors, the plans for and audits of BigStar, compliance with any written policies and procedures and the adequacy of our systems of internal accounting controls. The audit committee also considers annually the qualifications of our independent auditors. Effective upon consummation of this offering, the audit committee will be composed of David Friedensohn, Steven A. Ledger and D. Jonathan Merriman.

     The compensation committee of the board of directors reviews and recommends to the board the compensation and benefits of all executive officers of BigStar, administers BigStar's stock option plans and establishes and reviews general policies relating to compensation and benefits of employees of BigStar. Effective upon consummation of the offering, the compensation committee will consist of David Friedensohn, Steven A. Ledger and D. Jonathan Merriman. No interlocking relationships exist between BigStar's board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION


     Directors do not currently receive cash compensation from BigStar for their service as members of the board of directors, although they are reimbursed for some expenses in connection with attendance at board and committee meetings. BigStar does not provide additional compensation for committee participation or special assignments of the board of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation and bylaws contain provisions indemnifying our directors and executive officers against liabilities to the fullest extent permitted by law. In our certificate of incorporation, we have eliminated the personal liability of our directors to BigStar and its stockholders for monetary damages for breach of their fiduciary duty, including acts constituting gross negligence. However, in accordance with Delaware law, a director will not be indemnified for a breach of its duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation or any transaction from which the director derived improper personal benefit. In addition, our bylaws further provide that BigStar may advance to our directors and officers expenses incurred in connection with proceedings against them for which they are entitled to indemnification.


     BigStar will enter into indemnification agreements with its officers and directors containing provisions which may require BigStar to, among other things, indemnify its officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation paid during 1998 to our chief executive officer and each other executive officer whose aggregate salary and bonus for 1998 was in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION
                                                              -------------------
NAME AND PRINCIPAL POSITION                                       SALARY ($)
---------------------------                                   -------------------
David Friedensohn
  Chief Executive Officer.................................         $160,000
David Levitsky
  Executive Vice President................................         $120,000

     There were no option grants during 1998 for the officers listed in the Summary Compensation Table. No options were exercised in 1998.

EMPLOYMENT AGREEMENTS


     In March 1999, we entered into an employment agreement with David Friedensohn. The agreement provides for Mr. Friedensohn to be employed as Chief Executive Officer of BigStar for an unspecified period of time. As a result, either BigStar or Mr. Friedensohn may terminate the employment relationship at any time. Pursuant to the agreement, BigStar shall nominate Mr. Friedensohn to serve on the board of directors. The agreement obligates BigStar to pay Mr. Friedensohn an annual salary of $160,000 in 1999, $200,000 in 2000 and $250,000 in 2001. BigStar will also pay Mr. Friedensohn a guaranteed bonus of $90,000 in 1999, $20,000 in 2000 ($40,000 if BigStar then has publicly traded shares) and $75,000 in 2001 ($150,000 if BigStar has publicly traded shares). In addition, Mr. Friedensohn was granted options to purchase 194,000 shares of common stock at an exercise price of $4.12 per share pursuant to our 1999 Stock Option and Incentive Plan. The shares vest in equal installments over 48 months and are exercisable until the earlier of five years or 90 days after Mr. Friedensohn's termination of employment. If terminated without cause, Mr. Friedensohn will be entitled to severance pay equal to two years of his then current base salary.


STOCK OPTION AND INCENTIVE PLANS

  1998 and 1999 Plans

     We currently have a 1998 Stock Option and Incentive Plan and a 1999 Stock Option and Incentive Plan. Each stock option and incentive plan is administered by the board of directors, which has the sole discretion to select the employees, officers and consultants to whom awards are made, to determine the nature and amounts of such awards and to interpret, construe and implement the plans.

     Each stock option and incentive plan provides for awards of the following:

     - non-qualified stock options and incentive stock options;

     - stock appreciation rights;

     - restricted stock subject to forfeiture and restrictions on transfer; and

     - performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the board of directors.


     As of July 6, 1999, under the 1998 Stock Option and Incentive Plan, options to purchase 485,000 shares were authorized and options to purchase 481,217 shares had been granted. As of July 6, 1999, under the 1999 Stock Option and Incentive Plan, options to purchase 1,455,000 shares were authorized and options to purchase 969,273 shares had been granted.



1999 EMPLOYEE STOCK PURCHASE PLAN



     BigStar's employee stock purchase plan will become effective on the date of this prospectus. The purchase plan is designed to allow eligible employees of BigStar to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions. BigStar has reserved 300,000 shares of common stock for issuance under the purchase plan.



     The purchase plan will initially be implemented in a series of overlapping 24-month offering periods beginning every six months. Offering periods will generally run from the first business day in January and July to the last business day in December or June, two years later. Each offering period consists of four consecutive approximately six-month purchase periods. Purchase periods will generally run from the first business day in January to the last business day in June and from the first business day in July to the last business day in December. However, the initial offering and purchase periods will begin on the date of this prospectus and will end on June 30, 2001 and December 31, 1999.



     Employees who are scheduled to work more than 20 hours per week as of the first day of any offering period are eligible to enter the purchase plan on that day. However, employees who own, or have options to purchase, 5% or more of the common stock of Big Star may not participate.



     Payroll deductions may not exceed 15% of the participant's gross earnings. The payroll deductions of each participant accumulated during a purchase period will be applied to the purchase of shares on the participant's behalf on each purchase date. The purchase price per share will equal 85% of the lower of the fair market value of the common stock on the first day of the offering period or the fair market value on the purchase date.

                          CERTAIN RELATED TRANSACTIONS



     In March 1998, we issued and sold 123,190 shares of common stock at a purchase price of $1.22 per share to Morton H. Meyerson, a principal stockholder of BigStar. We also issued a warrant to Mr. Meyerson to purchase 123,190 shares of common stock at a price per share of $1.22, which was exercised by Mr. Meyerson in December 1998. In May 1998, we issued and sold to Mr. Meyerson 73,720 shares of common stock at a purchase price of $1.22 per share.



     In April 1998, we issued a warrant to D. Jonathan Merriman, a director of BigStar, to purchase 48,500 shares of common stock at a price per share of $1.22, exercisable at any time prior to January 31, 2000. On January 1, 1999, we also issued a warrant to Mr. Merriman to purchase 48,500 shares of common stock at a price per share of $3.73, exercisable at any time prior to January 1, 2002.


     Effective February 1, 1999, we entered into a lease for office space. David Friedensohn, our Chief Executive Officer, is a partial guarantor of this lease.


     In February and April 1999, we paid an aggregate of $310,360 to First Security Van Kasper, of which Mr. Merriman is a Managing Director, as compensation in connection with private equity financings. We also issued to First Security Van Kasper warrants to purchase 61,300 shares of common stock at an exercise price of $3.73 per share, exercisable at any time prior to February 18, 2003, and warrants to purchase 69,840 shares of common stock at an exercise price of $6.45 per share, exercisable at any time prior to April 20, 2002.



     In March 1999, pursuant to his employment agreement, we granted David Friedensohn options to purchase 194,000 shares of common stock at an exercise price of $4.12 per share. The shares vest in equal installments over 48 months and are exercisable at any time until the earlier of five years or 90 days after Mr. Friedensohn's termination of employment.



     In April 1999, we issued and sold 802,758 shares of common stock at a purchase price of $3.73 per share to Storie Partners and issued a warrant to Storie Partners to purchase 116,400 shares of common stock at an exercise price of $5.15 per share, exercisable any time prior to April 1, 2003. Steven A. Ledger, a director of BigStar, is a Managing Partner and founder of Storie Partners.



     In April 1999, we issued a warrant to William Lansing, a director of BigStar, to purchase 24,250 shares of common stock at an exercise price of $4.12 per share, exercisable at any time prior to April 20, 2003.



     In June 1999, we granted to each of Marleen McDaniel and I. Martin Pompadur, directors of BigStar, options to purchase 12,125 shares of common stock at an exercise price equal to the initial public offering price per share.



     We believe that the related party transactions described above were entered into on terms no more favorable than those that would have been agreed to by an unrelated third party.

                             PRINCIPAL STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of BigStar's common stock, as of July 6, 1999, and as adjusted for this offering, assuming no exercise of the underwriters' over-allotment option by:


     - each person who we know beneficially owns more than 5% of our common stock;

     - each of our directors;

     - each of the officers listed in the Summary Compensation Table; and

     - all of our directors and executive officers as a group.


     We believe that each person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days after July 6, 1999, but excludes shares of common stock underlying options or warrants held by any other person. Unless otherwise indicated, the address of each listed director and officer is c/o BigStar Entertainment, Inc., 19 Fulton Street, 5th Floor, New York, NY 10038.



                                                       PERCENTAGE OF        PERCENTAGE OF
                                                          SHARES                SHARES
                                         SHARES        BENEFICIALLY          BENEFICIALLY
                                      BENEFICIALLY         OWNED                OWNED
                                         OWNED       PRIOR TO OFFERING   AFTER THIS OFFERING
                                      ------------   -----------------   --------------------
Storie Partners, L.P.(1)............     919,158           14.9%                  9.9%
  100 Pine Street
  San Francisco, California 94104
Morton H. Meyerson..................     320,100            5.3                   3.5
  4514 Cole Avenue, Suite 400
  Dallas, Texas 75205
David Friedensohn(2)................   1,087,208           17.9                  11.9
David Levitsky(3)...................     873,000           14.4                   9.5
D. Jonathan Merriman(4).............     234,831            3.7                   2.5
William Lansing(5)..................       2,021              *                     *
Steven A. Ledger(6).................     919,158           14.9                   9.9
Marleen McDaniel....................           0              *                     *
I. Martin Pompadur..................           0              *                     *
All directors and executive officers
  as a group (12 persons)(7)........   3,393,314           50.8%                 34.7%


-------------------------

 *  less than 1%


(1) Includes a warrant to purchase 116,400 shares of common stock.



(2) Includes 48,500 shares of common stock beneficially owned by The Friedensohn 1999 Annuity Trust. Mr. Friedensohn beneficially owns the shares of common stock held by the trust. Also includes 20,208 shares beneficially owned by Mr. Friedensohn issuable upon the exercise of options to purchase common stock.



(3) Includes 36,375 shares of common stock beneficially owned by The Levitsky 1999 Annuity Trust. Mr. Levitsky beneficially owns the shares of common stock held by the trust.



(4) Mr. Merriman is a Senior Managing Director of First Security Van Kasper. In such capacity, Mr. Merriman beneficially owns the warrants of First Security Van Kasper entitling it to purchase 131,140 shares of common stock. Also includes 97,000 shares of common stock beneficially owned by Mr. Merriman issuable upon the exercise of warrants to purchase common stock.



(5) Represents 2,021 shares of common stock beneficially owned by Mr. Lansing issuable upon the exercise of a warrant to purchase common stock.



(6) Mr. Ledger is a Managing Partner of Storie Partners, the general partner of Storie Partners. Mr. Ledger beneficially owns the shares of common stock beneficially owned by Storie Partners and a warrant of Storie Partners to purchase 116,400 shares of common stock.



(7) Includes 643,864 shares of common stock issuable upon the exercise of warrants and options.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material terms of our capital stock is not intended to be complete. Our capital stock is fully described in our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part. Our capital stock is also governed by the provisions of applicable Delaware law.


     Our authorized stock consists of 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of July 6, 1999, 6,042,312 shares of common stock were outstanding and were held by 115 holders of record. No shares of preferred stock were outstanding.


COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, except that holders of preferred stock issued after the sale of the common stock in this offering may be entitled to receive dividends before the holders of the common stock.

     In the event of a liquidation, dissolution or winding up of BigStar, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. In addition, there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable.

     The rights, preferences and privileges of the holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we designate in the future.

PREFERRED STOCK

     The board of directors is authorized, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock, $0.001 par value per share, in one or more series. Each series will have the rights and preferences as are determined by the board of directors, including:

     - voting rights;

     - dividend rights;

     - conversion rights;

     - redemption privileges; and

     - liquidation preferences.

     Preferred stock will have voting, dividend and liquidation rights superior to the common stock which may adversely affect the rights of holders of common stock.

WARRANTS


     As of July 6, 1999, BigStar had outstanding warrants to purchase 902,286 shares of common stock at a weighted average exercise price of $4.23 per share. Some of these warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of BigStar's common stock at the time of the exercise of the warrant, after deducting the exercise price. These warrants expire on dates ranging from December 1999 to April 2003.



DELAWARE LAW AND CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS


     BigStar is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents BigStar from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of its assets, with any interested stockholder, defined as a stockholder who owns 15% or more of its outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date such stockholder became an interested stockholder unless:

     - the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of BigStar's voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers and shares owned by employee stock plans; or

     - the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.


     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of BigStar at a premium price. Our certificate of incorporation provides that any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a plurality of the votes cast at a meeting of stockholders. Our bylaws provide that special meetings of stockholders may be called only by a majority of the directors of our board or by a designated committee of the board of directors. Stockholders are not permitted to call a special meeting or to require that the board call a special meeting of stockholders. Our bylaws also provide for a staggered board upon consummation of this offering.


     In addition, the certificate of incorporation also authorizes the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of BigStar.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.


     After this offering, 9,142,312 shares of common stock will be outstanding, 9,607,312 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 3,100,000 shares sold in this offering (3,565,000 shares if the over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act except for any shares purchased by affiliates of BigStar. The remaining 6,042,312 shares are restricted securities under the Securities Act and generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.



     Our officers, directors and other stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive any of the terms of those lock-up agreements specified in the underwriting agreement. Following the lock-up period, approximately 3,395,209 shares will be eligible for resale in the public market without registration under the Securities Act, provided the holders of the shares comply with the volume limitations and other conditions of Rule 144 as described below.



     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus any person, including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock and (ii) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission. In addition, a person who has not been an affiliate of BigStar at any time during the 90 days immediately preceding a sale and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other conditions described above. The foregoing summary of Rule 144 is not a complete description.



     As soon as practicable following the consummation of this offering, BigStar intends to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to its stock option and incentive plans. See "Management -- Stock Option and Incentive Plans." Shares issued pursuant to these plans after the effective date of that registration statement will be available for sale in the open market subject to the lock-up period and, for affiliates of BigStar, subject to Rule 144.

REGISTRATION RIGHTS



     As part of the private placement of common stock that we consummated from January 1999 through April 1999, BigStar entered into registration rights agreements with the private placement investors. In January 1999, BigStar also entered into registration rights agreements with David Friedensohn and David Levitsky. According to the terms of the registration rights agreements, holders of 5,070,229 registrable shares of common stock, including warrants exercisable for common stock, will be entitled to piggyback registration rights in connection with any registration by BigStar of its securities for its own account or the account of other securityholders. In the event that BigStar proposes to register any shares of common stock under the Securities Act, the holders of the piggyback registration rights are entitled to receive notice and are entitled to include their shares in the registration statement. Holders of our common stock with piggyback registration rights will not be able to participate in this offering.



     In addition, holders of the registrable shares, which includes shares of common stock issuable upon the exercise of warrants and options that have been granted registration rights, are entitled to demand that BigStar file a registration statement with respect to the registration of the shares under the Securities Act. BigStar is required to notify all holders of the registrable shares in the event that holders of at least 25% of the then outstanding registrable shares notify BigStar that they intend to offer or cause to be offered for public sale at least 25% of the then outstanding registrable shares. BigStar is not required to effect:



     - more than two demand registrations;



     - a demand registration until 180 days after the effectiveness of the registration statement filed in connection with this offering;



     - a demand registration for up to 180 days following a good faith determination by the board that it would be detrimental to BigStar; and



     - a demand registration for up to 180 days following the effectiveness of any registration statement (other than on Form S-8) covering BigStar's capital stock.



     At any time after BigStar becomes eligible to file a registration statement on Form S-3, which is expected to be one year after this offering, the holders of registrable securities may require BigStar to file one registration statement on Form S-3 covering their shares during any given 12 month period, but no more than four registrations in total on Form S-3. However, BigStar is not required to file a Form S-3 registration statement if the market value of the registrable shares to be sold by the holders in any Form S-3 registration is less than $1.0 million.



     These registration rights terminate five years following the consummation of this offering. In addition, holders may not exercise registration rights once they can sell their shares in the public market without registration.

                                  UNDERWRITING


     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, Wasserstein Perella Securities, Inc. and First Security Van Kasper are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to the conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:



                                                                  NUMBER
                                                                OF SHARES
UNDERWRITERS                                                    ---------
Prudential Securities Incorporated..........................
Wasserstein Perella Securities, Inc.........................
First Security Van Kasper...................................

                                                                ----------
     Total..................................................
                                                                ==========



     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 465,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as provided in the table above.


     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and these dealers may reallow a concession not
in excess of $     per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.

     We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:


                                                              TOTAL FEES
                                             ---------------------------------------------
                                    FEE       WITHOUT EXERCISE OF      FULL EXERCISE OF
                                 PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                 ---------   ---------------------   ---------------------
Fees paid by BigStar...........    $              $                       $



     In addition, we estimate that we will spend approximately $1.0 million in expenses for this offering. We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may make in respect of these liabilities.



     In February and April 1999, we paid an aggregate of $310,360 to First Security Van Kasper as compensation in connection with private equity financings. We also issued to First Security Van Kasper warrants to purchase 61,300 shares of common stock at an exercise price of $3.73 per share, exercisable at any time prior to

February 18, 2003, and warrants to purchase 69,840 shares of common stock at an exercise price of $6.45 per share, exercisable at any time prior to April 20, 2002 .



     In April 1998, we issued a warrant to D. Jonathan Merriman, a Managing Director of First Security Van Kasper and a director of BigStar, to purchase 48,500 shares of common stock at a price per share of $1.22, exercisable at any time prior to January 31, 2000. On January 1, 1999, we also issued a warrant to Mr. Merriman to purchase 48,500 shares of common stock at a price per share of $3.73, exercisable at any time prior to January 1, 2002.



     We, our officers, directors and other stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of those lock-up agreements specified in the underwriting agreement.



     Before this offering, there has been no public market for the common stock of BigStar. The public offering price, negotiated between BigStar and the representatives, is based upon BigStar's financial and operating history and condition, its prospects, the prospects for the industry we are in and prevailing market conditions.


     Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing of short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or on any trading market.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995,

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 (as amended).

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares.


                                 LEGAL MATTERS


     Orrick, Herrington & Sutcliffe LLP, New York, New York, will pass upon various legal matters for us with respect to the validity of the shares of common stock offered in this offering. Orrick, Herrington & Sutcliffe LLP beneficially owns 19,400 shares of common stock. Schulte Roth & Zabel LLP, New York, New York, will pass upon various legal matters for the underwriters.


                                    EXPERTS


     The audited financial statements of BigStar as of December 31, 1998 and for the period from March 2, 1998 (date of inception) to December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.


                      WHERE YOU CAN FIND MORE INFORMATION

     BigStar has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information shown in the registration statement or in the exhibits to the registration statement. For further information with respect to BigStar and the shares to be sold in this offering, reference is made to the registration statement. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of this document.

     You may read and copy any document BigStar files at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0300 for further information on the operation of its public reference rooms. In addition, we are required to file electronic versions of any document we file with the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. These documents are available at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

     As a result of the offering, the information and reporting requirements of the Securities Exchange Act of 1934, will apply to us. Therefore, under the Securities Exchange Act, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish to our stockholders annual reports containing audited financial information for each of our fiscal years.

                          BIGSTAR ENTERTAINMENT, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ---
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................  F-2
FINANCIAL STATEMENTS:
  Balance Sheets as of December 31, 1998 and March 31, 1999
     (unaudited)............................................  F-3
  Statements of Operations for the Periods March 2, 1998
     (date of inception) to December 31, 1998, March 2, 1998
     (inception) to March 31, 1998 (unaudited) and the three
     months ended March 31, 1999 (unaudited)................  F-4
  Statements of Stockholders' Equity (Deficit) for the
     Periods March 2, 1998 (inception) to December 31, 1998,
     and the three months ended March 31, 1999
     (unaudited)............................................  F-5
  Statements of Cash Flows for the Periods March 2, 1998
     (inception) to December 31, 1998, March 2, 1998
     (inception) to March 31, 1998 (unaudited) and the three
     months ended March 31, 1999 (unaudited)................  F-6
NOTES TO FINANCIAL STATEMENTS...............................  F-7

     After the reverse stock split discussed in Note 11 to BigStar Entertainment, Inc.'s financial statements is effected, we expect to be in the position to render the following audit report.



                                             ARTHUR ANDERSEN LLP



New York, New York


May 5, 1999


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BigStar Entertainment, Inc.:


     We have audited the accompanying balance sheet of BigStar Entertainment, Inc. (a Delaware corporation) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from March 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BigStar Entertainment, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from March 2, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.



New York, New York


May 5, 1999 (except


with regard to the matter


discussed in Note 11, as to


which the date is         , 1999).

                          BIGSTAR ENTERTAINMENT, INC.


                                 BALANCE SHEETS



                                                      DECEMBER 31,     MARCH 31,
                                                          1998           1999
                                                      ------------    -----------
                                                                      (UNAUDITED)
                              ASSETS
ASSETS:
  Current assets --
     Cash and cash equivalents......................  $   363,124     $ 2,808,973
     Cash held in escrow............................      453,000              --
     Accounts receivable, net of allowance of $5,000
       and $13,146 as of December 31, 1998 and March
       31, 1999 (unaudited), respectively...........       61,121         355,223
     Prepaid expenses and other current assets......        8,711         169,640
                                                      -----------     -----------
       Total current assets.........................      885,956       3,333,836
  Property and equipment, net.......................      452,134         718,951
  Deferred registration costs.......................           --          30,000
  Other assets......................................           --          11,333
                                                      -----------     -----------
       Total assets.................................  $ 1,338,090     $ 4,094,120
                                                      ===========     ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES:
  Current liabilities --
     Accounts payable...............................  $   380,540     $ 1,300,638
     Accrued expenses...............................    1,197,776       1,191,852
     Accrued payroll costs..........................      243,240          45,000
     Current portion of capital lease obligation....        2,226           2,270
                                                      -----------     -----------
       Total current liabilities....................    1,823,782       2,539,760
                                                      -----------     -----------
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATION.......        8,805           8,007
                                                      -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.001 par value; 10,000,000
     shares authorized; no shares issued and
     outstanding at December 31, 1998 and March 31,
     1999 (unaudited)...............................           --              --
  Common stock, $.001 par value; 40,000,000 shares
     authorized; 3,022,307 and 4,647,535 issued and
     outstanding at December 31, 1998 and March 31,
     1999 (unaudited), respectively.................        3,022           4,646
  Additional paid-in capital........................    2,355,566       7,874,180
  Subscribed stock..................................      453,000              --
  Deferred compensation.............................      (64,414)       (125,035)
  Accumulated deficit...............................   (3,241,671)     (6,207,438)
                                                      -----------     -----------
       Total stockholders' equity (deficit).........     (494,497)      1,546,353
                                                      -----------     -----------
       Total liabilities and stockholders' equity
          (deficit).................................  $ 1,338,090     $ 4,094,120
                                                      ===========     ===========



The accompanying notes are an integral part of these balance sheets.

                          BIGSTAR ENTERTAINMENT, INC.


                            STATEMENTS OF OPERATIONS



                                      MARCH 2, 1998      MARCH 2, 1998
                                       (INCEPTION)        (INCEPTION)       THREE MONTHS
                                     TO DECEMBER 31,     TO MARCH 31,      ENDED MARCH 31,
                                          1998               1998               1999
                                     ---------------    ---------------    ---------------
                                                          (UNAUDITED)        (UNAUDITED)
NET SALES..........................    $   789,107        $       --         $ 1,453,780
COST OF SALES......................        714,443                --           1,253,839
                                       -----------        ----------         -----------
  Gross profit.....................         74,664                --             199,941
OPERATING EXPENSES:
  Sales and marketing..............      1,467,075                --           1,725,632
  General and administrative.......        885,820            13,281             675,202
  Web site and software
     development...................        970,594            15,202             782,398
                                       -----------        ----------         -----------
       Total operating expenses....      3,323,489            28,483           3,183,232
                                       -----------        ----------         -----------
       Loss from operations........     (3,248,825)          (28,483)         (2,983,291)
INTEREST INCOME, net...............          7,154                --              17,524
                                       -----------        ----------         -----------
  Net loss.........................    $(3,241,671)       $  (28,483)        $(2,965,767)
                                       ===========        ==========         ===========
PER SHARE INFORMATION:
  Net loss per share --
     Basic and diluted.............    $     (1.25)       $    (0.01)        $     (0.77)
                                       ===========        ==========         ===========
  Weighted average common shares
     outstanding --
     Basic and diluted.............      2,602,784         2,077,167           3,863,606
                                       ===========        ==========         ===========



The accompanying notes are an integral part of these statements.

                          BIGSTAR ENTERTAINMENT, INC.


                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                 COMMON STOCK      ADDITIONAL                                                  TOTAL
                              ------------------    PAID-IN     SUBSCRIBED     DEFERRED     ACCUMULATED    STOCKHOLDERS'
                               SHARES     AMOUNT    CAPITAL       STOCK      COMPENSATION     DEFICIT     EQUITY (DEFICIT)
                              ---------   ------   ----------   ----------   ------------   -----------   ----------------
BALANCE, March 2, 1998
  (inception)...............         --   $  --    $       --    $     --     $      --     $       --      $        --
  Issuance of common stock
    to founders.............  1,940,000   1,940         8,060          --            --             --           10,000
  Issuance of common stock
    for services............     19,400      19            81          --            --             --              100
  Issuance of common stock,
    net of $23,000 of
    issuance costs..........    939,717     940     1,947,268          --            --             --        1,948,208
  Subscribed stock..........         --      --            --     453,000            --             --          453,000
  Issuance of stock options
    for services............         --      --       117,000          --            --             --          117,000
  Issuance of warrants for
    services................         --      --        54,300          --            --             --           54,300
  Employee stock option
    compensation............         --      --        14,706          --            --             --           14,706
  Deferred employee stock
    option compensation.....         --      --        64,414          --       (64,414)            --               --
  Exercise of warrants......    123,190     123       149,737          --            --             --          149,860
  Net loss..................         --      --            --          --            --     (3,241,671)      (3,241,671)
                              ---------   ------   ----------    --------     ---------     -----------     -----------
BALANCE, December 31,
  1998......................  3,022,307   3,022     2,355,566     453,000       (64,414)    (3,241,671)        (494,497)
Issuance of common stock,
  net of $108,351 of
  issuance costs............    302,480     302     1,021,752          --            --             --        1,022,054
Issuance of common stock,
  net of $356,735 of
  issuance costs............  1,252,326   1,252     4,322,098          --            --             --        4,323,350
Issuance of common stock
  upon exercise of
  warrants..................     70,422      70        85,598          --            --             --           85,668
Issuance of stock options
  for services..............         --      --         6,888          --            --             --            6,888
Issuance of warrants for
  services..................         --      --         9,265          --            --             --            9,265
Employee stock option
  compensation..............         --      --         1,208          --            --             --            1,208
Issuance of subscribed
  stock.....................         --      --                  (453,000)           --             --         (453,000)
Amortization of deferred
  employee stock option
  compensation..............         --      --            --          --        11,184             --           11,184
Deferred stock option and
  warrant costs.............         --      --        71,805          --       (71,805)            --               --
Net loss (unaudited)........         --      --            --          --            --     (2,965,767)      (2,965,767)
                              ---------   ------   ----------    --------     ---------     -----------     -----------
BALANCE, March 31,
  1999(unaudited)...........  4,647,535   $4,646   $7,874,180    $     --     $(125,035)    $(6,207,438)    $ 1,546,353
                              =========   ======   ==========    ========     =========     ===========     ===========



The accompanying notes are an integral part of these statements.

                          BIGSTAR ENTERTAINMENT, INC.


                            STATEMENTS OF CASH FLOWS



                                                 MARCH 2, 1998     MARCH 2, 1998
                                                  (INCEPTION)       (INCEPTION)      THREE MONTHS
                                                TO DECEMBER 31,    TO MARCH 31,     ENDED MARCH 31,
                                                     1998              1998              1999
                                                ---------------   ---------------   ---------------
                                                                    (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................    $(3,241,671)       $(28,483)        $(2,965,767)
  Adjustments to reconcile net loss to net
     cash used in operating activities --
  Depreciation and amortization...............         30,208              --              47,484
  Allowance for doubtful accounts.............          5,000              --               8,146
  Non-cash common stock option and warrant
     expenses.................................        186,006              --              28,545
  Changes in assets and liabilities --
     Cash held in escrow......................       (453,000)             --             453,000
     Accounts receivable......................        (66,121)             --            (302,248)
     Prepaid expenses and other current
       assets.................................         (8,711)        (20,500)           (160,929)
     Other assets.............................             --              --             (11,333)
     Accounts payable, accrued payroll costs
       and accrued expenses...................      1,821,556          30,692             715,934
                                                  -----------        --------         -----------
       Net cash used in operating
          activities..........................     (1,726,733)        (18,291)         (2,187,168)
                                                  -----------        --------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures........................       (470,342)        (13,533)           (314,301)
                                                  -----------        --------         -----------
       Net cash used in investing
          activities..........................       (470,342)        (13,533)           (314,301)
                                                  -----------        --------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock......      2,108,168         303,559           5,431,072
  Proceeds from private placement pending
     closing..................................        453,000              --            (453,000)
  Deferred registration costs.................             --              --             (30,000)
  Repayment of capital lease obligations......           (969)             --                (754)
                                                  -----------        --------         -----------
       Net cash provided by financing
          activities..........................      2,560,199         303,559           4,947,318
                                                  -----------        --------         -----------
       Net increase in cash and cash
          equivalents.........................        363,124         271,735           2,445,849
CASH AND CASH EQUIVALENTS, beginning of
  period......................................             --              --             363,124
                                                  -----------        --------         -----------
CASH AND CASH EQUIVALENTS, end of period......    $   363,124        $271,735         $ 2,808,973
                                                  ===========        ========         ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the period for interest....    $     2,300        $     --         $        --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  ACTIVITIES:
  Capital lease obligations incurred..........    $    12,000        $     --         $        --



The accompanying notes are an integral part of these statements.

                          BIGSTAR ENTERTAINMENT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization


     BigStar Entertainment, Inc. ("the Company") is an online filmed entertainment superstore that sells videos, digital video discs, or DVDs, and laserdiscs. The Company has four web sites that target purchasers of filmed entertainment products. The Company's main web site, BigStar.com, offers approximately 34,000 filmed entertainment products, including feature films and educational, health and fitness and instructional videos. The Company's other web sites are abcBigStar.com, which targets the children's filmed entertainment market, BigStarDVD.com, which focuses on DVD enthusiasts, and Astrophile.com, a content-only web site designed to attract customers to the Company's product web sites.


     The Company operates in the online retail industry, which is new, rapidly evolving and intensely competitive. The Company competes primarily with traditional retail outlets and other entities that maintain similar commercial web sites.


  Cash and Cash Equivalents



     Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less when purchased. Included in the balance at March 31, 1999 (unaudited) is a certificate of deposit for $180,600 securing a letter of credit issued in connection with the Company's facility lease (Note 10).



  Cash Held in Escrow



     At December 31, 1998, $453,000 represents cash held in escrow for shares of the Company's Common Stock which were issued in January 1999.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition


     Revenue consists of sales of filmed entertainment in popular formats, primarily videos, and DVDs, over the Company's web sites. The Company recognizes revenue from its web sites when the products are shipped to customers. Outbound shipping and handling charges are also included in net sales. Revenue from gift certificates is recognized upon product shipment following redemption. Provision is made for the estimated effect of sales returns where right-of-return privileges exist.

                          BIGSTAR ENTERTAINMENT, INC.

Returns of product from customers are accepted in accordance with standard industry practice. The Company provides an allowance for sales returns based on historical returns experience.


  Cost of Sales


     Cost of sales includes the cost of the filmed entertainment, as well as shipping and handling costs.


  Dependence on Supplier


     The Company's primary provider of filmed entertainment and related order fulfillment services is Baker & Taylor, Inc. ("B&T"). Although the Company has agreements with several order fulfillment providers, it has no fulfillment operation or warehouse facility of its own and, accordingly, is dependent on maintaining its existing fulfillment relationships. There can be no assurance that the Company will maintain its relationship with B&T beyond the term of its existing strategic marketing agreement. Further, should the Company's relationship with B&T terminate unexpectedly, or should its relationships terminate with other providers of filmed entertainment products and related fulfillment services, it may not be able to find an alternative, comparable vendor capable of providing fulfillment services on satisfactory terms to the Company and, therefore, there may be an adverse effect on the Company's results of operations. In May 1999, the Company entered into a new Strategic Marketing Agreement with B&T (Note 10).


  Web Site and Software Development


     Web site and software development expenses consist primarily of payroll and related expenses for web site development, systems and telecommunications operations personnel and consultants, systems and telecommunications infrastructure related to the web sites. For the period March 2, 1998 (inception) to December 31, 1998, all web site and software development costs have been expensed as incurred. In January 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use.



     As a result of this adoption, the Company will expense all costs that are incurred in the preliminary project stage for software developed for internal use. In addition, the Company will capitalize all external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software once the development has reached the application development stage. All costs incurred for

                          BIGSTAR ENTERTAINMENT, INC.

upgrades, maintenance and enhancements that do not result in additional functionality will be expensed.



     The Company does not intend to sell software to the public and the Company has expensed all costs for the quarter ended March 31, 1999, as only maintenance and operational costs relating to its web sites and previously developed internal software have been incurred.


  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets. Computer equipment, office equipment and furniture are depreciated over estimated useful lives of 3 years. Leasehold improvements and equipment held under capital lease are amortized utilizing the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

  Accounting for Long-Lived Assets


     The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. In performing a review for recoverability of long-lived assets, the Company estimates the future cash flows expected to result from the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying values have occurred as of December 31, 1998.


  Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. Because of the uncertainty regarding the Company's future profitability, the future tax benefits of its losses have been fully reserved for. Therefore, no benefit for the net operating loss has been recorded in the accompanying financial statements.

                          BIGSTAR ENTERTAINMENT, INC.

  Advertising Expense


     Advertising and promotional costs are expensed as incurred. Advertising expenses include the costs of online as well as traditional media. Promotional expenses include the product costs of promotional items. These promotional items are primarily videos distributed to customers who agree to receive notification of future promotions. Advertising expenses were approximately $967,000 and $959,000 for the three months ended March 31, 1999 (unaudited) and the period from March 2, 1998 (inception) to December 31, 1998, respectively, and are included in sales and marketing expense in the accompanying statements of operations. There were no advertising or promotional costs for the period March 2, 1998 (inception) to March 31, 1998 (unaudited).


  Stock-Based Compensation

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock options as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

     The Company accounts for nonemployee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily determinable.

  Basic and Diluted Net Loss Per Common Share


     The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128 and the Securities and Exchange Commission Staff Accounting Bulletin No. 98, basic earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Diluted loss per share for the period from March 2, 1998 (inception) to December 31, 1998 and for the three months ended March 31, 1999 (unaudited) does not include the impact of 932,034 and 1,653,648 common stock options and warrants then outstanding, respectively, as the effect of their inclusion would be anti-dilutive.

                          BIGSTAR ENTERTAINMENT, INC.

COMPREHENSIVE INCOME



     During 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard has had no impact on the Company's financial statements. Accordingly, the Company's comprehensive net loss is equal to its net loss for the period from March 2, 1998 (inception) to December 31, 1998, the period from March 2, 1998 (inception) to March 31, 1998 (unaudited) and the three months ended March 31, 1999 (unaudited).



RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. Management has determined that it does not have any separately reportable business segments.


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to affect the Company since it does not currently engage in derivative instruments or hedging activities.



UNAUDITED INTERIM FINANCIAL STATEMENTS



     The unaudited financial information included herein as of March 31, 1999, for the period from March 2, 1998 (inception) to March 31, 1998 and for the three months ended March 31, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the Company, these unaudited financial statements, reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results expected for a full year.


2.  BUSINESS AND CREDIT CONCENTRATIONS

     Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash, accounts receivable, accounts payable and accrued liabilities. The carrying amounts of these instruments approximate fair value. The carrying

                          BIGSTAR ENTERTAINMENT, INC.

amount of the Company's capital lease approximates the fair value of this instrument based upon management's best estimate of interest rates.

     The Company maintains cash with a domestic financial institution. The Company performs periodic evaluations of the relative credit standing of this institution. From time to time, the Company's cash balances with this financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

     The Company's customers are primarily concentrated in the United States. The Company performs credit card authorizations before products are shipped to reduce the risk of fraudulent credit card use.


     For the period from March 2, 1998 (inception) to March 31, 1998 (unaudited) and the three months ended March 31, 1999 (unaudited) and the period from March 2, 1998 (inception) to December 31, 1998, there were no customers that accounted for over 10% of total revenues generated by the Company, or of gross accounts receivable at December 31, 1998 and March 31, 1999 (unaudited).


3.  PROPERTY AND EQUIPMENT


     Property and equipment consist of the following:



                                           DECEMBER 31, 1998    MARCH 31, 1999
                                           -----------------    --------------
                                                                 (UNAUDITED)
Computer equipment.......................      $449,548            $714,336
Office equipment and furniture...........        32,794              82,307
                                               --------            --------
                                                482,342             796,643
Less -- Accumulated depreciation and
  amortization...........................        30,208              77,692
                                               --------            --------
                                               $452,134            $718,951
                                               ========            ========


4.  ACCRUED EXPENSES


     Accrued expenses consist of the following:



                                           DECEMBER 31, 1998    MARCH 31, 1999
                                           -----------------    --------------
                                                                 (UNAUDITED)
Purchased video costs....................     $  449,548          $  696,825
Promotional costs........................             --             215,000
Professional and consulting fees.........         78,025             119,431
Web advertising..........................        364,586              60,855
Accrued purchased equipment costs........        141,794                  --
Other....................................        163,823              99,741
                                              ----------          ----------
          Total..........................     $1,197,776          $1,191,852
                                              ==========          ==========

                          BIGSTAR ENTERTAINMENT, INC.

5.  INCOME TAXES


     No provision for U.S. federal or state income taxes has been recorded for the period from March 2, 1998 (inception) to December 31, 1998, the period from March 2, 1998 (inception) to March 31, 1998 and the three months ended March 31, 1999 as the Company has incurred operating losses.


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:


                                                                MARCH 31, 1999
                                           DECEMBER 31, 1998      (UNAUDITED)
                                           -----------------   -----------------
Deferred tax assets, net:
  Net operating loss carryforwards.......     $ 1,102,000         $ 2,110,000
  Allowance for sales returns and bad
     debt................................          10,200               5,149
  Deferred compensation..................           5,000               8,802
  Less -- Valuation allowance............      (1,117,200)         (2,123,951)
                                              -----------         -----------
     Deferred tax assets, net............     $        --         $        --
                                              ===========         ===========


     Realization of deferred tax assets is dependent upon available future earnings. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.


     As of December 31, 1998 and March 31, 1999 (unaudited), the Company had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $3,242,000 and $6,207,000 (unaudited), respectively. There can be no assurance that the Company will realize the benefit of the NOLs. The federal NOLs are available to offset future taxable income and expire in 2019 if not utilized. Under Section 382 of the Internal Revenue Code, these NOLs may be limited due to ownership changes.


6.  CAPITAL LEASE OBLIGATIONS


     At December 31, 1998 the Company was committed under a capital lease agreement for office equipment. The asset and liability under the capital lease are recorded at the lower of the present value of minimum lease payments or the fair market value of the asset. At December 31, 1998, the carrying value of the asset under capital lease was approximately $12,000. The interest rate on the capital lease was 8% at December 31, 1998.

                          BIGSTAR ENTERTAINMENT, INC.

     Future minimum payments under the capital lease agreements are as follows:

Year ending December 31:
  1999......................................................  $ 3,011
  2000......................................................    3,011
  2001......................................................    3,011
  2002......................................................    3,011
  2003......................................................      753
                                                              -------
          Total minimum lease payments......................   12,797
  Less --
     Amounts representing interest..........................    1,766
                                                              -------
     Total minimum lease payments excluding interest........  $11,031
                                                              =======
     Current portion........................................  $ 2,226
                                                              =======
     Long-term portion......................................  $ 8,805
                                                              =======


7.  STOCKHOLDERS' EQUITY (DEFICIT)



     Upon incorporation in March 1998, the Company issued 1,940,000 shares of its common stock to its founders at $0.0052 per share. In addition, 19,400 shares of common stock were issued for legal services rendered in connection with the incorporation of the Company. The Company valued the 19,400 shares issued at a price of $0.0052 per share, which management deemed to be the fair value of the common stock on the date of issuance. As such, the Company recorded a charge to operations of $100, based upon the Company's determination of the fair value of the shares issued, which was more readily measurable than the value of the services performed.



     From March through May 1998, the Company entered into Stock Purchase Agreements with several investors pursuant to which the Company sold 472,677 shares of its common stock at $1.22 per share of which 118,046 shares were sold to related parties for net proceeds of $575,008.



     From July through October 1998, the Company entered into Stock Purchase Agreements with several investors pursuant to which the Company sold 467,040 shares of its common stock at $2.99 per share for net proceeds of $1,373,200. In addition, warrants to purchase 45,745 shares of the Company's common stock at $2.99 per share were issued for investment advisory services. The Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded the aggregate fair value of the warrants of $12,183 as offering expenses for the sale of the common stock.


  Warrants


     During 1998, in connection with certain stock purchase agreements, the Company issued an aggregate of 193,612 warrants, each to purchase one share of common stock

                          BIGSTAR ENTERTAINMENT, INC.

at an exercise price of $1.22. The Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded the aggregate fair value of the warrants of $12,677 as offering expenses and an offset to the proceeds received for the sale of the common stock.



     During April 1998, a director of the Company provided consulting services to the Company and received 48,500 warrants to purchase common stock, exercisable at $1.22 per share. The Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded a charge to operations for consulting expenses of $6,150 in 1998.



     During 1998, the Company issued 203,700 warrants to purchase common stock at purchase prices between $1.22 and $3.73 for services rendered in lieu of cash payments. As such, the Company recorded a charge of approximately $54,000 in the accompanying statement of operations based upon a valuation of the fair market value of the warrants on the date of grant under the Black-Scholes Option Pricing Model.



     In January and February 1999, in connection with certain stock purchase agreements, the Company issued an aggregate of 141,651 warrants, each to purchase one share of common stock at an exercise price of $3.73 (Note 10).



     In January 1999, the Company issued 19,400 warrants, each to purchase one share of common stock at an exercise price of $3.73 for services rendered in lieu of cash payments. As such, the Company recorded a charge of $9,265 in the accompanying statement of operations based upon a valuation of the fair market value of the warrant on the date of grant under the Black-Scholes Option Pricing Model.



     In addition, in January 1999, the Company issued 48,500 warrants, each to purchase one share of common stock at an exercise price of $3.73 for investment advisory services to a director of the Company. As such, the Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded the aggregate fair value of the warrants of $23,163 as offering expenses for the sale of the common stock.

                          BIGSTAR ENTERTAINMENT, INC.

     The following is a summary of all warrants granted for the period from March 2, 1998 (inception) to December 31, 1998 and for the three months ended March 31, 1999 (unaudited):



                                                                        WEIGHTED
                                                                        AVERAGE
                                                           WARRANTS     EXERCISE
                                                            GRANTED      PRICE
                                                           ---------    --------
Outstanding at March 2, 1998.............................         --     $  --
  Granted................................................    491,557      2.19
  Exercised..............................................   (123,190)     1.22
  Canceled...............................................         --        --
                                                           ---------     -----
Outstanding at December 31, 1998.........................    368,367      2.52
  Granted................................................    209,551      3.73
  Exercised..............................................    (70,422)     1.22
  Canceled...............................................         --        --
                                                           ---------     -----
Outstanding at March 31, 1999 (unaudited)................    507,496     $3.20
                                                           =========     =====



     As of December 31, 1998 and March 31, 1999, the following number of warrants to purchase common stock remain outstanding:



                                                  DECEMBER 31, 1998    MARCH 31, 1999
                                                  -----------------    --------------
                                                                        (UNAUDITED)
Exercise Price:
  $1.22.........................................       138,322               67,900
  $2.99.........................................       133,045              133,045
  $3.73.........................................        97,000              306,551
                                                       -------           ----------
Total warrants outstanding......................       368,367              507,496
                                                       =======           ==========



8.  STOCK OPTION PLANS



     In 1998, the Company adopted the 1998 Stock Option and Incentive Plan ("1998 Plan") pursuant to which an aggregate of 485,000 shares of common stock were reserved for issuance to directors, officers, employees and consultants of the Company. The 1998 Plan provides for awards of both non-qualified stock options and incentive stock options within the meaning of Section 422A of the Internal Revenue Code, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the board of directors.


     The 1998 Plan is administered by the Board of Directors, which has the sole discretion to select the employees, officers and consultants to whom awards are made, to determine the nature and amounts of such awards and to interpret, construe and

                          BIGSTAR ENTERTAINMENT, INC.

implement the 1998 Plan. As of December 31, 1998 and March 31, 1999, options to purchase 481,217 shares of the Company's common stock have been granted and remain outstanding under the 1998 Plan.



     In October 1998, the Company adopted the 1999 Stock Option and Incentive Plan ("1999 Plan") pursuant to which an aggregate of 291,000 shares of common stock were reserved for issuance to directors, officers, employees and consultants of the Company. This number of shares was increased to 970,000 shares in March 1999 and increased to 1,455,000 shares in June 1999. The 1999 Plan provides for awards of both non-qualified stock options and incentive stock options within the meaning of Section 422A of the Internal Revenue Code, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. The 1999 Plan is administered by the Board of Directors, which has the sole discretion to select the employees, officers and consultants to whom awards are made, to determine the nature and amounts of such awards and to interpret, construe and implement the 1999 Plan. Incentive options granted to stockholders who own more than 10% of the outstanding stock of the Company must be issued at 110% of the fair market value of the stock on the date that the options are granted. As of December 31, 1998 and March 31, 1999 (unaudited), options to purchase 82,450 and 664,935, respectively, of the Company's common stock have been granted and remain outstanding under the 1999 Plan.



     Had compensation under the 1998 and 1999 Stock Option Plans been determined consistent with the provisions of SFAS No. 123, the effect on the Company's net loss and basic and diluted loss per share would have been changed to the following pro forma amounts for the period from March 2, 1998 (inception) to December 31, 1998 and March 2, 1998 (inception) to March 31, 1999:



                                           DECEMBER 31, 1998   MARCH 31, 1999
                                           -----------------   --------------
                                                                (UNAUDITED)
Net loss, as reported....................     $(3,241,671)      $(2,965,767)
Net loss, pro forma......................      (3,274,424)       (3,027,495)
Basic and diluted loss per share, as
  reported...............................           (1.25)            (0.77)
Basic and diluted loss per share, pro
  forma..................................           (1.26)            (0.78)

                          BIGSTAR ENTERTAINMENT, INC.

     Stock option activity under the 1998 and 1999 Plans during the periods indicated is as follows:


                                                                        WEIGHTED
                                                         OPTIONS        AVERAGE
                                                         GRANTED     EXERCISE PRICE
                                                        ---------    --------------
Options outstanding at March 2, 1998..................         --        $  --
  Granted.............................................    563,667         1.46
  Canceled and Exercised..............................         --           --
                                                        ---------        -----
Outstanding at December 31, 1998......................    563,667         1.46
                                                        =========        =====
  Granted.............................................    582,485         3.96
  Canceled and Exercised..............................         --           --
                                                        ---------        -----
Outstanding at March 31, 1999 (unaudited).............  1,146,152        $2.74
                                                        =========        =====
Exercisable at March 31, 1999 (unaudited).............    454,904        $1.30
                                                        =========        =====



     The fair market value of each option grant has been estimated on the date of grant using the Black-Scholes Option Pricing Model based upon expected option lives of 3 to 7 years; risk free interest rate of between 4.49% and 5.49%; expected volatility of 0% and a dividend yield of 0%.



     The weighted-average remaining life of the options outstanding at December 31, 1998 and March 31, 1999 is 5.67 and 7.67 years, respectively. The weighted-average fair value of options granted is $1.67 and $2.72 at December 31, 1998 and March 31, 1999, respectively.



     For the period from March 2, 1998 (date of inception) to December 31, 1998, the Company recorded compensation expense and deferred compensation expense of $14,706 and $64,414, respectively, in connection with the grant of 44,620 options to employees. These options were granted at an exercise price per share of $1.22 per share. At the time of the grant, the fair value of the Company's common stock was $2.99 per share. Therefore, the Company calculated the compensation expense and deferred expense as the difference between the fair value of the common stock and the exercise price of the option on the date of the grant.



     For the three months ended March 31, 1999, the Company recorded compensation expense and deferred compensation expense of $1,208 and $16,917 (unaudited), respectively, in connection with the grant of 24,250 options to employees representing the difference between the fair value of the Company's common stock at the date of grant and the exercise price of the related options. During the three month period ended March 31, 1999, the Company recorded deferred costs of $54,888 (unaudited) in connection with the grant of 48,500 options issued to consultants. Deferred compensation is presented as a reduction of stockholders' deficit and amortized over the vesting period, typically two years, of the applicable options.

                          BIGSTAR ENTERTAINMENT, INC.

     Additionally the Company recorded $117,000 for the period ended December 31, 1998 and $6,888 for the three months ended March 31, 1999 (unaudited) of consulting expense related to 417,197 options granted to various consultants. The exercise prices of the options were $1.22 to $2.99 and they expire five years from the date of grant. All of the options were valued using the Black-Scholes Option Pricing Model of valuation.


9.  COMMITMENTS AND CONTINGENCIES

     Effective February 1, 1999, the Company entered into a lease for its facilities, which expires on September 30, 2002. In addition, the Company maintains operating leases on certain equipment. Future minimum obligations under noncancellable operating leases at December 31, 1998 are as follows:

For the year ending:
  1999......................................................  $165,550
  2000......................................................   180,600
  2001......................................................   180,600
  2002......................................................   135,450
                                                              --------
                                                              $662,200
                                                              ========


     Rent expense under its operating lease for its facilities for the period from March 2, 1998 (date of inception) to December 31, 1998 was $8,000. In lieu of cash payment for rent, the Company issued warrants to the landlord to purchase 19,400 shares of the Company's common stock at a price of $1.22 per share on March 15, 1998. These warrants were valued by the Company using the Black-Scholes Option Pricing Model, considering the fair value of the Company's common stock to be $1.22 at the date the warrants were granted. As such, the Company recorded a charge to operations of $8,000, based upon the Company's determination of the fair value of the warrants issued, which was more readily measurable than the value of the services performed.



     As of December 31, 1998, the Company had entered into various marketing agreements with third parties whereby the third parties provide advertising services and database links to the Company's web sites. Fees to be paid by the Company under these agreements, which are generally cancellable with 60 days notice, are determined as fixed monthly payments, or are calculated on a per "click-through" basis, or as a percentage of net revenues, as defined in the related agreements. As of December 31, 1998 and March 31, 1999 (unaudited), the Company had committed to approximately $456,000 and $550,000, respectively, in minimum payments under these agreements.


  Employment Agreement


     On March 15, 1999, the Company entered into an employment agreement with its Chairman and Chief Executive Officer. The agreement obligates the Company to pay an annual salary of $160,000 in 1999, $200,000 in 2000 and $250,000 in 2001.
The

                          BIGSTAR ENTERTAINMENT, INC.

Company must pay a guaranteed bonus of $90,000 in 1999, $20,000 in 2000 ($40,000 if the Company has publicly traded shares) and $75,000 in 2001 ($150,000 if the Company has publicly traded shares). In addition, the Chairman and Chief Executive Officer was granted options to purchase 194,000 shares of common stock at an exercise price of $4.12 per share pursuant to the 1999 Plan. In management's opinion, these options were granted with an exercise price at or above the fair market value of the Company's common stock at the date of grant and therefore, no compensation expense was incurred by the Company. The shares vest in equal installments over 48 months and are exercisable until the earlier of five years or 90 days from the Chairman and Chief Executive Officer's termination of employment with the Company.


  Legal Proceedings


     From time to time, the Company may be involved in various legal proceedings and other matters arising in the normal course of business. The Company currently has no material outstanding legal proceedings.


10.  SUBSEQUENT EVENTS

  Initial Public Offering


     The Company is pursuing an initial public offering of its common stock. The offering contemplates the sale of 3,100,000 shares of common stock at an offering price of $12.00 to $14.00 before underwriting commissions and offering expenses.


  Facility Lease


     As discussed in Note 9, effective February 1, 1999, the Company entered into a 44 month lease for office space. Pursuant to the terms of the lease, the Company entered into a Standby Letter of Credit for $180,600 and deposited funds of $180,600 in a certificate of deposit as collateral (Note 9). The Company's Chief Executive Officer is a partial guarantor for the lease.



  Issuance of Common Stock and Warrants



     In January and February 1999, the Company sold 1,554,808 shares of its common stock at $3.73 per share for total proceeds of $5,345,404, net of issuance costs of $465,086. In addition, warrants to purchase 141,651 shares of the Company's common stock at $3.73 per share were issued to placement agents as part of these transactions, of which 61,300 of the warrants were granted to an entity of which one of the Company's directors is the managing director. As such, the Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded the aggregate fair value of the warrants of $93,956 as offering expenses for the sale of the common stock.



     Warrants to purchase 70,422 shares of common stock were also exercised in January 1999 for total proceeds of $85,668.



     During April 1999, the Company sold 802,758 shares of common stock to an entity, of which one of the Company's directors is the managing director, at a price of $3.73 per share for total proceeds of $2,850,000, net of issuance costs of $150,000. The

                          BIGSTAR ENTERTAINMENT, INC.

Company also issued a warrant to purchase 116,400 shares of the Company's common stock at $5.15 per share. As such, the Company determined the fair market value of the warrants to be immaterial under the Black-Scholes Option Pricing Model as the warrants were issued at an exercise price that was above the then fair market value of the Company's common stock. In connection with the sale of the common stock, warrants to purchase 69,840 shares of the Company's common stock at $6.45 per share were distributed to the placement agent, of which another of the Company's directors is the managing director. As such, the Company determined the fair market value of the warrants under the Black-Scholes Option Pricing Model and recorded the aggregate fair value of the warrants of $24,322 as offering expenses and an offset to the proceeds received for the sale of the common stock.



     In addition, during April 1999, the Company sold an additional 592,019 shares of common stock at a price of $6.19 per share for total proceeds of approximately $3,662,000.



     On April 20, 1999, the Company issued a warrant to a director of the Company to purchase 24,250 shares of common stock at a price per share of $4.12, exercisable at any time prior to April 20, 2003.



     From January through April 1999, the Company entered into registration rights agreements with private placement investors. In addition, in January 1999, the Company entered into registration rights agreements with David Friedensohn and David Levitsky. These registration rights agreements entitle these persons to piggyback registration rights in connection with any registration by the Company of its securities. These persons are also entitled to demand registration rights enabling these persons to have their shares registered if holders of at least 25% of the then outstanding registrable shares demand that the Company file a registration statement under the Securities Act.


  Stock Split


     On May 3, 1999, the Company enacted a four-for-one stock split of its common stock. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.


  Supplier Agreement


     In May 1999, the Company entered into a Strategic Marketing Agreement ("Supplier Agreement") with B&T. The Supplier Agreement expires in December 2000, but has an automatic renewal option for 24 months unless cancelled in writing by either party with ninety days notice prior to the end of the preceding term, and includes specific credit terms as defined in the agreement. In addition, the Company issued warrants to purchase 29,100 shares of the Company's common stock at a price of $8.25 per share, exercisable at any time over the next three years. As such, the Company determined the fair market value of the warrants to be immaterial under the Black-Scholes Option Pricing Model as the warrants were issued at an exercise price that was above the then fair market value of the Company's Common Stock.

                          BIGSTAR ENTERTAINMENT, INC.

11.  EVENTS OCCURRING AFTER THE DATE OF THE AUDITOR'S REPORT



     On July 6, 1999 the Board of Directors approved a .485-for-one reverse split of the Company's common stock to take effect on the effective date of the Company's initial public offering. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the reverse split.

--------------------------------------------------------------------------------


Until                , 1999, all dealers effecting transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                               [BIGSTAR.COM LOGO]

                             PRUDENTIAL SECURITIES

                      WASSERSTEIN PERELLA SECURITIES, INC.

                           FIRST SECURITY VAN KASPER

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by BigStar in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq/NMS listing fee.


SEC Registration Fee.......................................  $   13,875
NASD Filing Fee............................................       5,491
Nasdaq/NMS Listing Fee.....................................      84,875
Printing Expenses..........................................     340,000
Legal Fees and Expenses....................................     375,000
Accounting Fees and Expenses...............................     115,000
Blue Sky Fees and Expenses.................................       5,000
Transfer Agent and Registrar Fees..........................       7,500
Miscellaneous..............................................      53,259
Total......................................................  $1,000,000
                                                             ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant.

     The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Bylaws provides for indemnification by the Registrant of its directors, officers and employees in connection with any proceeding to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors in connection with any proceeding to the fullest extent permitted by law.



     The Registrant has obtained directors and officers insurance providing indemnification for the Registrant's directors, officers and employees for certain liabilities.



     Reference is also made to the underwriting agreement filed as Exhibit 1.1 to the registration statement for information concerning the underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:


     1.  On March 3, 1998, in connection with our formation, we issued and sold
         (i) 1,067,000 shares of common stock at a purchase price of $0.0052 per share to David Friedensohn, (ii) 873,000 shares of common stock at a purchase price of $0.0052 per share to David Levitsky and (iii) 19,400 shares of common stock to Orrick, Herrington & Sutcliffe LLP for legal services performed in connection with our formation and $100.00 in consideration.



     2. On March 11, 1998, we issued and sold 123,190 shares of common stock at a purchase price of $1.22 per share to Morton H. Meyerson. We also issued a warrant to Mr. Meyerson to purchase 123,190 shares of common stock at a price per share of $1.22, exercisable at any time prior to December 31, 1998.



     3. On March 15, 1998, we issued a warrant to Andrew J. Pickup to purchase 19,400 shares of common stock at a price per share of $1.22, exercisable at any time prior to December 31, 1999.



     4. On March 17, 1998, we issued and sold 157,721 shares of common stock at a price per share of $1.22 to CounterPoint Capital Management, L.L.C. ("CounterPoint Capital Management"), AJD Ventures, L.L.C. ("AJD") and CounterPoint Master L.L.C. We also issued a warrant to each of CounterPoint Capital Management and AJD to purchase 48,500 and 21,922 shares of common stock, respectively, at a price per share of $1.22, exercisable at any time prior to January 31, 1999.



     5. On March 17, 1998, we issued and sold 49,323 shares of common stock at a purchase price of $1.22 per share to the Oscar Friedensohn Revocable Trust and the Adele Friedensohn Revocable Trust.



     6. On March 29, 1998, we issued and sold 68,723 shares of common stock at a purchase price of $1.22 per share to the following entities: Richard
         A. Horsch, Jane Friedensohn and Herbert Levitsky.



     7. On April 1, 1998, we issued a warrant to D. Jonathan Merriman to purchase 48,500 shares of common stock at a price per share of $1.22, exercisable at any time prior to January 31, 2000.

     8. On May 21, 1998, we issued and sold 73,720 shares of common stock at a purchase price of $1.22 per share to Morton H. Meyerson.



     9. On July 7, 1998, we issued and sold 16,725 shares of common stock at a purchase price of $2.99 to Paul Kagan. We also issued a warrant to Mr. Kagan to purchase 19,400 shares of common stock at a price per share of $2.99, exercisable at any time prior to December 31, 1999.



     10. On July 28, 1998, we issued and sold 19,400 shares of common stock at a purchase price of $2.99 per share to Trinkaus & Burkhardt.



     11. On August 5, 1998, we issued and sold 16,725 shares of common stock at a purchase price of $2.99 to Paul Kagan.



     12. On August 10, 1998, we issued and sold 144,530 shares of common stock at a purchase price of $2.99 per share to B.F. & W. Realty Company and The Levitin Family Charitable Trust.



     13. On August 12, 1998, we issued and sold 42,680 shares of common stock at a purchase price of $2.99 per share to Marshall M. Becker, IRA f/b/o Stanley S. Becker, DLJSC as Custodian, and Kenneth R. Levine.



     14. On August 17, 1998, we issued and sold 135,800 shares of common stock at a purchase price of $2.99 per share to BT Holdings, Inc.



     15. On August 31, 1998, we issued and sold 58,200 shares of common stock at a purchase price of $2.99 per share to Howard Balter and Rachel BenSimon.



     16. On September 22, 1998, we issued to MovieFone, Inc. a warrant to purchase 67,900 shares of common stock at a price per share of $2.99, exercisable at any time prior to September 22, 2001 and a warrant to purchase 97,000 shares of common stock at a price per share of $3.73, exercisable at any time prior to September 22, 2001.



     17. On September 30, 1998, we issued a warrant to each of Kenneth R. Levine and Marshall M. Becker to purchase 27,447 and 18,298 shares of common stock, respectively, at a price per share of $2.99.



     18. On October 2, 1998, we issued and sold 32,980 shares of common stock at a purchase price of $2.99 per share to Stephen J. Clearman.



     19. On December 30, 1998, we issued and sold 123,190 shares of common stock at a purchase price of $1.22 per share to Morton H. Meyerson upon Mr. Meyerson's exercise of his warrant to purchase common stock.



     20. On January 1, 1999, we issued a warrant to D. Jonathan Merriman to purchase 48,500 shares of common stock at a price per share of $3.73, exercisable at any time prior to January 1, 2002.



     21. On January 1, 1999, we issued a warrant to Andrew J. Pickup to purchase 19,400 shares of common stock at a price per share of $3.73, exercisable at any time prior to January 1, 2002.



     22. On January 25, 1999, we issued and sold 48,500 and 21,922 shares of common stock at a purchase price of $1.22 per share to CounterPoint

Capital Management and AJD, respectively, upon each entity's exercise of a warrant to purchase common stock.


     23. On January 29, 1999, we issued and sold 302,480 shares of common stock at a purchase price of $3.73 per share to the following entities: The Arel Company, Profit Sharing Plan & Trust of Samuel E. Benjamin, MD, Four Square Investments, LLC, Rentrak, Jeffrey Greenberg, Robert H. Kriessman, James G. Kreissman, Douglas M. McGraime, James R. Eddings, Kiam Interests, Ltd., Steven Stickler, Roger C. Dickinson, David G. Sandelovsky, Dryden Advisory Group LLC, Brivis Investments, Ltd., Andrew Gershon, Ted. M. Goldberg, D. Jonathan Merriman, David G. Catlin, John A. Johnson IRA, Nazareth Festekjian and Andrew Fleiss.



     24. On January 29, 1999, we issued warrants to purchase 25,738 shares of common stock for services rendered at a price per share of $3.73, exercisable at any time prior to January 29, 2003 to the following entities: First Equity Capital Securities, Inc. ("First Equity"), Kenneth R. Levine and Marshall M. Becker.



     25. On February 18, 1999, we issued and sold 1,252,326 shares of common stock at a purchase price of $3.73 per share to the following entities: Steven Glassman, Harald A. Kennedy, Barry Plost, George Furla, Thomas A. Biebel Living Trust U/A/O 7/1/92 as amended, Herbert
          B. Weaver Jr., Paul Kagan, Magnus J. Le'Vicki, John O. Harry, Gabelli Funds, Inc., Hans Ullmark & Marie-Louise Ullmark, Mats H. Nilsson, Beth Glassman IRA Delaware Charter Custodian, Emerging Technology Limited, Howard Schraub, Herman O. Haenert IRA Delaware Charter Trust, Thomas N. Barreca, Thomas Glendahl, Nordiska Fondkommission AB, Mans Palmstierna, Michael Texido, Brian Kucich, Jack Malinow, Talisman Capital Inc., Talisman Capital Opportunity Fund Ltd., Ronald Altbach & Elka Altbach, Global Undervalued Securities Fund, L.P., Guarantee & Trust Co. TTEE FBO Brian M. Kucich, Todd Jadwin, Global Strategic Holdings Limited, Ocean Strategic Holdings Limited, Wangary Associates S.A., Zebra Strategic Holdings Limited, Barbara Miller, Gem Management Limited, Gary Najarian, CommVest LLC, John Mitnick, Herbert Levitsky, Joseph F. Wayland, Michael V. DeFelice, Scot Powell French, Vanderlip Children's 1998 Trust, Henrik N. Vanderlip, Ibra B. Morales, Patricia Hopkins, MD, IRA, Lance Stuart Korman, I. Douglas Sherman, DLJ & P Limited Partnership, Lars Enochson, Successway Holdings Ltd., Ronald Nash, Herbert Lapidus, Gaynor Limited, Marvin S. Rosen, Charles Schwab & Co. Inc. FBO Carolyn Scanlan IRA, Stephen Besen, Chatterjee Fund Management L.P., Gem Singapore Pte. Ltd., Richard Cohen and Michael Groveman.



     26. On February 18, 1999, we issued warrants to purchase 115,913 shares of common stock for services rendered at a price per share of $3.73, exercisable at any time prior to February 18, 2003 to the following entities: First Equity, Kenneth R. Levine, Marshall M. Becker, Van Kasper & Company and Yee, Desmond, Schroeder & Allen, Inc.

     27. On April 1, 1999, we issued a warrant to Icon International, Inc. to purchase 121,250 shares of common stock at a price per share of $5.15, exercisable at any time prior to March 31, 2001.



     28. On April 1, 1999, we issued and sold 802,758 shares of common stock at a purchase price of $3.73 per share to Storie Partners, L.P. ("Storie") and issued a warrant to Storie to purchase an additional 116,400 shares of common stock at a price per share of $5.15, exercisable at any time prior to April 1, 2003.



     29. On April 20, 1999, we issued a warrant to William Lansing to purchase 24,250 shares of common stock at a price per share of $4.12, exercisable at any time prior to April 20, 2003.



     30. On April 20, 1999, we issued a warrant to First Security Van Kasper & Company to purchase 69,840 shares of common stock at a price per share of $6.45, exercisable at any time prior to April 20, 2002.



     31. On April 28, 1999, we issued and sold 592,019 shares of common stock at a purchase price of $6.19 per share to the following entities: JJJ Investment Company, Jan Carlzon, Stephen Cyrus Freidheim, Carl Palmstierna, Randi Slifka, Paul Kagan, Jih-Forg Kao, Robert London, Dennis Mykytyn and Peter Tornquist.



     32. On May 3, 1999, we issued a warrant to Baker & Taylor, Inc. to purchase 29,100 shares of common stock at a price per share of $8.25, exercisable at any time prior to May 3, 2002.



     33. On May 5, 1999, we issued to Earthlink Network, Inc. warrants to purchase 33,950 shares of common stock at a price per share of $20.62.



     Exemption from registration for the transactions described above was claimed pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by the issuer not involving a public offering, in that these transactions were made, without general solicitation or advertising, to sophisticated investors with access to all relevant information necessary to evaluate these investments and who represented to the Registrant that the shares were being acquired for investment.

ITEM 16.  EXHIBITS.

(a) EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
  1.1    Form of Underwriting Agreement.**
  3.1    Certificate of Incorporation of the Registrant.**
  3.2    Certificate of Amendment to Certificate of Incorporation.**
  3.3    Amended and Restated Bylaws of the Registrant.
  3.4    Certificate of Amendment to Certificate of Incorporation,
         effective on completion of this offering.
  4.1    Form of Registrant's Common Stock Certificate.
  5.1    Opinion of Orrick, Herrington & Sutcliffe LLP.
 10.1    Form of Indemnification Agreement.**
 10.2    1998 Stock Option and Incentive Plan.**
 10.3    Amended 1999 Stock Option and Incentive Plan.
 10.4    Employment Agreement, dated March 15, 1999 by and between
         David Friedensohn and the Registrant.**
 10.5    Distribution Agreement dated February 18, 1998 by and
         between Baker & Taylor and the Registrant.+**
 10.6    Strategic Marketing Agreement dated as of May 1999 by and
         between Baker & Taylor and the Registrant.+
 10.7    Rights Agreement among the Registrant and each of the
         stockholders identified therein.**
 10.8    Agreement of Lease dated February, 1999 between Seaport
         Associates, LP and the Registrant.**
 10.9    1999 Employee Stock Purchase Plan
 23.1    Consent of Orrick, Herrington & Sutcliffe LLP (included in
         Exhibit 5.1).
 23.2    Consent of Arthur Andersen LLP, Independent Public
         Accountants.
 24      Power of Attorney (included on page II-9).
 27      Financial Data Schedule.


-------------------------


** Previously filed.



 + Confidential treatment has been requested for certain portions of these exhibits. Omitted portions have been filed separately with the Commission.


(b) FINANCIAL STATEMENT SCHEDULES

    Schedules not listed above have been omitted because the information required to be shown therein is not applicable or is shown in the financial statements or notes.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

     (3) It will provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of July 1999.


                                          BIGSTAR ENTERTAINMENT, INC.

                                          By: /s/ DAVID FRIEDENSOHN
                                             -----------------------------------
                                              David Friedensohn
                                              Chairman of the Board and
                                              Chief Executive Officer

                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below each severally constitutes and appoints David Friedensohn and David Levitsky, and each of them, as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement (and any post-effective amendments) relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.





                       NAME                                        TITLES                     DATE
                       ----                                        ------                     ----

               /s/ DAVID FRIEDENSOHN                 Chairman and Chief Executive         July 7, 1999
---------------------------------------------------    Officer (principal executive
                 David Friedensohn                     officer)

                /s/ DAVID LEVITSKY*                  Executive Vice President, General    July 7, 1999
---------------------------------------------------    Manager and Director
                  David Levitsky

               /s/ ROBERT YINGLING*                  Chief Financial Officer (principal   July 7, 1999
---------------------------------------------------    accounting officer)
                  Robert Yingling

             /s/ D. JONATHAN MERRIMAN*               Director                             July 7, 1999
---------------------------------------------------
               D. Jonathan Merriman

               /s/ WILLIAM LANSING*                  Director                             July 7, 1999
---------------------------------------------------
                  William Lansing

               /s/ STEVEN A. LEDGER*                 Director                             July 7, 1999
---------------------------------------------------
                 Steven A. Ledger

               /s/ MARLEEN MCDANIEL                  Director                             July 7, 1999
---------------------------------------------------
                 Marleen McDaniel

              /s/ I. MARTIN POMPADUR                 Director                             July 7, 1999
---------------------------------------------------
                I. Martin Pompadur

             *By /s/ DAVID FRIEDENSOHN
  ----------------------------------------------
                 David Friedensohn
       Chairman and Chief Executive Officer

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE I

To BigStar Entertainment, Inc:

     We have audited, in accordance with generally accepted auditing standards, the financial statements of BigStar Entertainment, Inc. included in this registration statement and have issued our report thereon dated May 5, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. This schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

New York, New York
May 5, 1999

                                                                     SCHEDULE II

                          BIGSTAR ENTERTAINMENT, INC.

                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS


                                BALANCE AT    CHARGED TO   CHARGED TO
                               BEGINNING OF   COSTS AND      OTHER                    BALANCE AT
                                  PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS   END OF PERIOD
                               ------------   ----------   ----------   ----------   -------------
For the period March 2, 1998
  (inception) to December 31,
  1998
  Allowance for sales
     returns.................    $    --       $25,000      $    --      $    --        $25,000
                                 =======       =======      =======      =======        =======
  Allowance for bad debt.....    $    --       $ 5,000      $    --      $    --        $ 5,000
                                 =======       =======      =======      =======        =======

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
   1.1   Form of Underwriting Agreement.**
   3.1   Certificate of Incorporation of the Registrant.**
   3.2   Certificate of Amendment to Certificate of Incorporation.**
   3.3   Amended and Restated Bylaws of the Registrant.
   3.4   Certificate of Amendment to Certificate of Incorporation,
         effective on completion of this offering.
   4.1   Form of Registrant's Common Stock Certificate.
   5.1   Opinion of Orrick, Herrington & Sutcliffe LLP.
  10.1   Form of Indemnification Agreement.**
  10.2   1998 Stock Option and Incentive Plan.**
  10.3   Amended 1999 Stock Option and Incentive Plan.
  10.4   Employment Agreement, dated March 15, 1999 by and between
         David Friedensohn and the Registrant.**
  10.5   Distribution Agreement dated February 18, 1998 by and
         between Baker & Taylor and the Registrant.+**
  10.6   Strategic Marketing Agreement dated as of May 1999 by and
         between Baker & Taylor and the Registrant.+
  10.7   Rights Agreement among the Registrant and each of the
         stockholders identified therein.**
  10.8   Agreement of Lease dated February, 1999 between Seaport
         Associates, LP and the Registrant.**
  10.9   1999 Employee Stock Purchase Plan.
  23.1   Consent of Orrick, Herrington & Sutcliffe LLP (included in
         Exhibit 5.1).
  23.2   Consent of Arthur Andersen LLP, Independent Public
         Accountants.
  24     Power of Attorney (included on page II-9).
  27     Financial Data Schedule.


-------------------------


** Previously filed.


 + Confidential treatment has been requested for certain portions of these exhibits. Omitted portions have been filed separately with the Commission.